Exhibit 2.1
EXECUTION VERSION

ACQUISITION AGREEMENT

BY AND AMONG
VERISIGN, INC.,
a Delaware corporation,
VERISIGN S.À.R.L.,
VERISIGN DO BRASIL SERVIÇOS PARA INTERNET LTDA,
VERISIGN DIGITAL SERVICES TECHNOLOGY (CHINA) CO., LTD.,
VERISIGN SERVICES INDIA PRIVATE LIMITED,
AND
SYNIVERSE HOLDINGS, INC.,
a Delaware corporation
DATED AS OF AUGUST 24, 2009

CONFIDENTIAL TREATMENT REQUESTED. Confidential portions of this document have been redacted and have been separately filed with the Commission.

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ARTICLE X INDEMNIFICATION

Section 10.01. Indemnification; Remedies	60

Section 10.02. Notice of Claim; Defense	62

Section 10.03. No Duplication; Exclusive Remedy	63

Section 10.04. Limitation on Set-off	63

Section 10.05. Mitigation	63

ARTICLE XI GENERAL PROVISIONS

Section 11.01. Waiver	63

Section 11.02. Expenses	64

Section 11.03. Notices	64

Section 11.04. Headings	65

Section 11.05. Severability	65

Section 11.06. Entire Agreement	65

Section 11.07. Assignment	65

Section 11.08. No Third-Party Beneficiaries	65

Section 11.09. Amendment	65

Section 11.10. Governing Law; Submission to Jurisdiction; Waiver of Jury Trial	65

Section 11.11. Counterparts	66

Section 11.12. No Presumption	66

Section 11.13. Availability of Equitable Relief	67

Section 11.14. Time of Essence	67

Section 11.15. Construction of Agreements	67

EXHIBITS:

Exhibit A: Form of ATLAS Sublicense
Exhibit B: Form of Bill of Sale and Assignment and Assumption Agreement
Exhibit C: Form of Intellectual Property License Agreement
Exhibit D: Form of Transition Services Agreement
Exhibit E: Working Capital Calculation Principles
Exhibit F: Certain Purchaser’s Individuals

ACQUISITION AGREEMENT
This ACQUISITION AGREEMENT is dated as of August 24, 2009 between VERISIGN, INC., a Delaware corporation, acting on its own behalf and on behalf of Additional VeriSign Sellers (“VeriSign” or “Seller”), VERISIGN S.À.R.L., a Swiss société à responsabilité limitée, VERISIGN DO BRASIL SERVIÇOS PARA INTERNET LTDA, a limited liability company incorporated under the laws of Brazil, State of Sao Paulo, VERISIGN DIGITAL SERVICES TECHNOLOGY (CHINA) CO., LTD., a wholly foreign-owned enterprise established in the Dongcheng district and formed under the laws of the People’s Republic of China, VERISIGN SERVICES INDIA PRIVATE LIMITED., a company limited by shares incorporated under the Companies Act 1956 and existing under the laws of India (collectively, the “Seller Subsidiaries”), and SYNIVERSE HOLDINGS, INC., a Delaware corporation (“Purchaser”).
W I T N E S S E T H:
WHEREAS, Seller beneficially owns all of the equity interests of VeriSign ICX Corporation, a Delaware corporation (“ICX”);
WHEREAS, Seller beneficially owns and operates (directly and/or through ICX and the Seller Subsidiaries) the Business (as defined below); and
WHEREAS, Seller and Seller Subsidiaries wish to transfer to Purchaser or its designated wholly owned Subsidiaries (as defined below), and Purchaser wishes to purchase and assume (or cause its designated wholly owned Subsidiaries to purchase and assume), the Shares, the Transferred Assets and the Assumed Liabilities (each as defined below) from Seller and the Seller Subsidiaries, all upon the terms and subject to the conditions set forth herein.
NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements contained herein, the parties agree as follows:
ARTICLE I
DEFINITIONS
SECTION 1.01. Certain Defined Terms. As used in this Agreement, the following terms have the following meanings:
“Action” means any litigation, action, claim, subpoena, suit, investigation, complaint, originating application to an employment tribunal, binding arbitration or proceeding.
“Additional VeriSign Sellers” means VeriSign UK Limited, a limited liability company under the laws of England and Wales, VeriSign Australia (Pty) Limited, an Australian proprietary limited liability company and VeriSign Hong Kong Limited, a private company limited by shares formed under the laws of Hong Kong.
“Affiliate” means, with respect to any specified Person, any other Person who or that, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person.

“Agreement” means this Agreement, including the Seller Disclosure Schedule and all Exhibits and Schedules hereto and thereto, and all amendments hereto and thereto made in accordance with Section 11.09.
“Ancillary Agreements” means the Bill of Sale and Assignment and Assumption Agreement, any Foreign Acquisition Agreement, the Connectivity Services Agreement, the Intellectual Property License Agreement and the Transition Services Agreement.
“Assumed Contracts” means all those Material Contracts and other Contracts of Seller and/or a Seller Subsidiary that relate exclusively to the Business (including the Contribution Agreement and those Contracts entered into after the date hereof in accordance with Section 5.01 of this Agreement).
“ATLAS Sublicense” means the Software Sublicense Agreement between Purchaser and TNS, in substantially the form of Exhibit A.
“Base Working Capital” means $21,000,000.
“Benefit Plan” means (a) each “employee benefit plan,” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, and (b) each employment, consulting, severance, termination, retirement, change in control, retention, incentive or deferred compensation, bonus, stock option or other equity based, vacation or holiday pay, dependent care assistance, excess benefit, salary continuation, medical, life or other insurance, pension, supplemental retirement, supplemental unemployment or other fringe benefit plan, policy, program, agreement, arrangement or commitment.
“Bill of Sale and Assignment and Assumption Agreement” means the Assignment and Assumption Agreement to be executed by the parties thereto on the Closing Date, in the form of Exhibit B.
“Business” means, collectively, the following businesses of ICX and business segments of Seller and the Seller Subsidiaries (each of the businesses described in the following clauses (a) through (d) is referred to as a “Business Component”):
(a) the Inter-Carrier Gateway business engaged in the provision of:
(i) the Metcalf™ Inter-Carrier SMS (ICSMS) services, which enable operators, through the Metcalf software platform, to offer text message delivery across networks, by allowing subscribers to send messages and handling the routing, messaging protocol conversion and reformatting needed to complete the delivery between incompatible networks;
(ii) the Inter-Carrier Multimedia Messaging Services (ICMMS) services, which enable carriers to offer to their subscribers MMS delivery across various networks, including by handling routing, protocol conversion, and reformatting;

(iii) the Open-Connectivity SMS (OCSMS) services, which enable operators to exchange SMS messages with other operators and their subscribers through an IP-based (SMPP) or SS7-based (GSM MAP) connection;
(b) the Premium Messaging Gateway business segment engaged in the provision of a managed infrastructure service (web-based tool) designed to help wireless service providers efficiently deliver premium “off-portal” content to their subscribers and facilitating a secure and seamless shortcode provisioning and approval process between third-party content aggregators or content providers and operators;
(c) the PictureMail / Integrated MMS business segment engaged in the provision of end-to-end MMS infrastructure and applications to Tier-1 and Tier-2 mobile operators, including (i) the VeriSign Multimedia Messaging Service Center (MMSC) platform for delivering MMS communications, (ii) carrier-branded Web/WAP portals, giving consumers a way to exchange, organize, store, and enhance photos and media, compose MMS messages, and purchase premium content; (iii) handset client software enabling carriers to optimize the user experience and increase consumer uptake with enhancements like full-resolution photo and video uploads, and (iv) a “Send To” framework, enabling consumers to send media to third-party destinations (the “Picturemail Business”); and
(d) the Mobile Enterprise Solutions business segment engaged in the provision of Mobile Enterprise Services (MES) messaging services through a standard rated messaging aggregation platform enabling businesses to send time and event-based messages and alerts domestically or internationally via text message, voice or email to customers and/or employees, but excluding, in each of clauses (a) to (d) above: (i) Excluded Assets, (ii) Overhead and Shared Services, and (iii) any products and/or services provided by businesses of Seller and/or Seller Subsidiaries other than those listed in clauses (a) to (d) above, including the products and/or services provided by VeriSign’s naming and directory services business (including services related to remediation and mitigation of incidents of denial of service), Secure Sockets Layer (SSL) business, identity and authentication services business (including services related to remediation and mitigation of incidents of fraud and professional consulting services related thereto), public key infrastructure business, communications services business, managed security services business, threat intelligence business, security consulting services business, content portal services business, and mobile delivery gateway business.
“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in New York, New York, USA.
“Code” means the United States Internal Revenue Code of 1986, as amended.
“Connectivity Services Agreement” means an agreement between Purchaser, mQube and Seller containing the terms set forth in Section 5.19 of the Seller Disclosure Schedule and otherwise in a form reasonably satisfactory to Purchaser and Seller.

“Consent” means any approval, authorization, consent, order, license, declaration, permission, permit, qualification, exemption or waiver by any third party or Governmental Authority.
“Contract” means any contract, agreement, lease, ground lease, or commitment, license, sublicense, permit, mortgage, purchase order, indenture, loan agreement, note, lease, sublease, agreement, obligation, commitment, understanding, instrument or other arrangement or any commitment to enter into any of the foregoing to which ICX, Seller or any of its Subsidiaries is a party or by which any property of ICX, Seller or any Subsidiary of Seller is bound.
“Contribution Agreement” means that certain Assignment and Contribution Agreement, dated as of August 23, 2009, between Seller and ICX.
“Control” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. The term “Controlled” shall have a correlative meaning.
“Employee” means each individual employed by VeriSign, ICX or a Seller Subsidiary in connection with the operation of the Business who is listed in Section 1.01(i) of the Seller Disclosure Schedule.
“Environmental Law” means any applicable Law relating to pollution or protection of the environment, natural resources, worker health and safety or human health and safety.
“Environmental Permit” means any permit, approval, license or other authorization required under any Environmental Law to conduct the Business as currently conducted and own the Transferred Assets.
“Estimated Working Capital Adjustment” means an amount (which may be positive or negative) equal to:
(a) if the Estimated Working Capital is greater than or equal to the Working Capital Floor but less than or equal to the Working Capital Ceiling, zero;
(b) if the Estimated Working Capital is greater than the Working Capital Ceiling, an amount equal to the Estimated Working Capital minus the Working Capital Ceiling; and
(c) if the Estimated Working Capital is less than the Working Capital Floor, an amount equal to the Estimated Working Capital minus the Working Capital Floor.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules, regulations, schedules and forms thereunder.
“Final Working Capital Adjustment” means an amount (which may be positive or negative) equal to:

(a) if the Final Working Capital is greater than or equal to the Working Capital Floor but less than or equal to the Working Capital Ceiling, zero;
(b) if the Final Working Capital is greater than the Working Capital Ceiling, an amount equal to the Final Working Capital minus the Working Capital Ceiling; and
(c) if the Final Working Capital is less than the Working Capital Floor, an amount equal to the Final Working Capital minus the Working Capital Floor.
“Governmental Authority” means any U.S. or foreign, multinational, federal, state, provincial or local authority, legislative body, court, government or self-regulatory organization (including any stock exchange), commission, tribunal or organization, or any regulatory agency, or any political or other subdivision, department or branch of any of the foregoing.
“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.
“Hazardous Materials” means (a) petroleum, petroleum products, asbestos in any form that is friable or polychlorinated biphenyls and (b) any chemical, material or other substance regulated as hazardous or as a pollutant, contaminant or waste under any Environmental Law or that may otherwise serve as the basis for liability under Environmental Law.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations thereunder, each as amended from time to time.
“ICX Assumed Liabilities” means Assumed Liabilities as defined in the Contribution Agreement (except that all references to the Contribution Date in such definition shall be deemed to refer to the Closing).
“ICX Excluded Liabilities” means all Liabilities of ICX to the extent related to the conduct of the Business prior to the Closing, other than ICX Assumed Liabilities. ICX Excluded Liabilities include:
(a) any Indebtedness of ICX as of the Closing, except for accounts payable that are reflected in the Closing Statement;
(b) any Liability or obligation to the extent arising out of any Contract to which ICX is or was a party as a result of (i) any breach of, or performance required under, such Contract occurring prior to the Closing, or (ii) any violation of Law, breach of warranty, tort or infringement occurring prior to the Closing;
(c) any Liability related to any Employee or Seller Benefit Plan, except to the extent such Liability relates to a Transferred Employee and is assumed by Purchaser pursuant to Article VI; and

(d) any Liabilities in respect of Actions (including any Retained Litigation to which ICX is a party or is subject) to the extent arising from the conduct of the Business for any periods prior to the Closing.
“ICX Intellectual Property” means any Intellectual Property Rights owned by ICX including (a) those patents and patent applications listed in Section 1.01(ii)(a) of the Seller Disclosure Schedule; (b) those Trademarks (including any registrations and applications therefor) listed in Section 1.01(ii)(b) of the Seller Disclosure Schedule and any goodwill associated therewith; (c) domain names listed in Section 1.01(ii)(c) of the Seller Disclosure Schedule; (d) all trade secrets, copyrights, know-how and rights to other proprietary data and information owned by ICX as of the Closing; and (e) computer software (including source code and object code) and databases and related documentation owned by ICX as of the Closing, together (in each case) with all rights to collect royalties, products and proceeds in connection therewith, all rights to sue for past, present and future infringement, misappropriation or other violation thereof, and all rights to recover damages or lost profits in connection therewith.
“ICX Registered Intellectual Property” means any ICX Intellectual Property that is issued, granted, or registered by or with any Governmental Authority or for which an application therefor has been filed with any Governmental Authority.
“Indebtedness” of any Person at any date means, without duplication, any obligations of such Person under the applicable governing documentation to pay principal, interest, penalties, fees, guarantees, reimbursements, damages, costs of unwinding and other liabilities with respect to (a) indebtedness for borrowed money, (b) indebtedness evidenced by bonds, debentures, notes or similar instruments, (c) leases that are capitalized in accordance with applicable generally accepted accounting principles under which such Person is the lessee, (d) the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business), and (e) guarantees, or obligations in the nature of guarantees, of obligations described in clauses (a) through (d) above of any Person.
“Intellectual Property License Agreement” means the Intellectual Property License Agreement to be executed by the parties thereto on the Closing Date, in the form of Exhibit C.
“Intellectual Property Rights” means all intellectual property rights throughout the world, including all (a) patents (including all reissues, divisions, continuations, continuations in part, re-examinations and extensions thereof) and patent applications, (b) Trademarks (including registrations, applications and renewals therefor), including any goodwill associated therewith, (c) copyrights and other works of authorship and moral rights (including registrations, applications and renewals therefor), (d) trade secrets, know-how (including processes, methods, improvements, inventions, specifications, plans and protocols), rights to proprietary information, databases and data (including technical data, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals) and (e) computer software (including source code and object code) and databases and related documentation.
“Knowledge of Seller” or “Seller’s Knowledge” means the actual knowledge, without further inquiry, of the individuals listed in Section 1.01(a)(iii) of the Seller Disclosure Schedule.

“Law” means any law (including common law), statute, ordinance, regulation, rule, code or other requirement or rule enacted or promulgated by any Governmental Authority, including any Governmental Order.
“Leased Real Property” means all leasehold or sub-leasehold estates and other rights to use or occupy (i) the premises in Bangalore, India, to be made available to Purchaser pursuant to the Transition Services Agreement or any successor agreement with respect to such premises and (ii) any land, building, structures, improvements, or other interests in real property held by ICX, Seller or any Seller Subsidiary and relating exclusively to the Business, including the premises in Santa Cruz, California, to be made available to Purchaser pursuant to the Transition Services Agreement or any successor agreement with respect to such premises.
“Liabilities” means debts, liabilities, commitments and obligations (including guarantees and other forms of credit support), whether accrued or fixed, absolute or contingent, matured or unmatured, on- or off-balance sheet, including those arising under any Law or Action and those arising under any Contract or otherwise.
“Lien” means any mortgage, deed of trust, pledge, hypothecation, security interest, deed of trust, encumbrance, claim, lien, license, lease or charge of any kind.
“Losses” means any and all realized losses, liabilities, claims, costs, fees, damages, judgments, settlements and expenses (including interest and penalties recovered by a third party with respect thereto and reasonable attorneys’ fees and expenses, including reasonable expenses of investigation).
“Material Adverse Effect” means a material adverse effect on the operations, results of operations or financial condition of the Business, taken as a whole, but in each case shall not include the effect of events, changes and circumstances relating to (a) the industries and markets in which the Business operates, to the extent they do not have a disproportionately adverse effect on the Transferred Assets or the Business, (b) macroeconomic factors, interest rates, general financial market conditions, acts of God, war, terrorism or hostilities, to the extent they do not have a disproportionately adverse effect on the Transferred Assets or the Business, (c) changes in Law, US GAAP or official interpretations of the foregoing, (d) compliance with this Agreement, or (e) the transactions contemplated hereby or any announcement hereof or the identity of Purchaser; it being understood that the failure of the Business to achieve internal or external financial forecasts or projections, by itself, will not constitute a Material Adverse Effect.
“Material Customer” means each customer from which the Business received revenues exceeding $500,000 during the 12 months ended March 31, 2009.
“Material Real Property Lease” means any Real Property Leases for which the annual rental exceeds $500,000.
“Material Vendor” means each vendor to which the Business paid more than $500,000 in the aggregate in the most recent fiscal year of Seller.
“mQube” means mQube, Inc., which as of the date hereof is a wholly-owned Subsidiary of Seller.
“Nasdaq” means The Nasdaq Stock Market’s National Market.

“Overhead and Shared Services” means ancillary corporate or shared services provided to or in support of the Business that are general corporate or other overhead services or provided to both (a) the Business and (b) other businesses of Seller and its Subsidiaries, including use of Intellectual Property Rights, travel and entertainment services, temporary labor services, office supplies services (including copiers and faxes), personal telecommunications services, computer hardware and software services, fleet services, energy/utilities services, procurement and supply arrangements, treasury services, public relations, legal and risk management services (including workers’ compensation), payroll services, sales and marketing support services, information technology and telecommunications services, accounting services, tax services, internal audit services, human resources and employee relations management services, employee benefits services, credit, collections and accounts payable services, logistics services, property management services, environmental support services and customs and excise services, in each case including services relating to the provision of access to information, operating and reporting systems and databases and all hardware and software or other intellectual property used in connection therewith. Overhead and Shared Services shall not include any item in the previous sentence that is (1) exclusive to ICX and/or the Business, rather than shared with any other line of business or the general corporate operations of Seller, and (2) provided solely by ICX or by using Transferred Employees and/or Transferred Assets.
“Permits” means all licenses, franchises, permits, approvals, authorizations, exemptions, certificates, registrations and similar documents or instruments issued by any Governmental Authority, excluding in all cases registrations or applications for Intellectual Property Rights.
“Permitted Liens” means (a) statutory Liens for Taxes that are not yet due or are being contested in good faith, (b) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen and other Liens imposed by Law, in each case, for amounts not yet due or that are being contested in good faith, (c) zoning, entitlement, building and land use regulations, customary covenants, defects of title, easements, rights-of-way, restrictions and other similar charges or encumbrances not, individually or in the aggregate, materially interfering with the use or occupancy of the affected property or the ordinary conduct of the Business thereon, (d) Liens that will be released prior to or as of the Closing, and (e) Liens listed in Section 1.01(iv) of the Seller Disclosure Schedule, but in all cases excluding any such Liens that (i) materially interfere with Purchaser’s use, or materially detract from the value of, or marketability of, the affected property or (ii) secure the payment of money.
“Person” means any natural person, general or limited partnership, corporation, limited liability company, firm, association, other legal entity, or Governmental Authority.
“Purchase Price Adjustment” means an amount (which may be positive or negative) equal to the Final Working Capital Adjustment minus the Estimated Working Capital Adjustment.
“Purchaser Benefit Plan” means each Benefit Plan sponsored, maintained or contributed to by Purchaser or any of its Subsidiaries or with respect to which Purchaser or any of its Subsidiaries is a party and in which any Employee is or becomes eligible to participate or derive a benefit.

“Real Property Leases” means all leases, subleases, licenses, concessions and other agreements relating exclusively to the Business, pursuant to which ICX, Seller or any Seller Subsidiary holds a leasehold or sub-leasehold estate in, or is granted the right to use or occupy, any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of Seller or Seller Subsidiary thereunder.
“Seller Benefit Plan” means each Benefit Plan sponsored, maintained or contributed to by Seller or any of its Subsidiaries or with respect to which Seller or any of its Subsidiaries is a party and in which any Employee is or becomes eligible to participate or derive a benefit.
“Seller Disclosure Schedule” means the disclosure schedule delivered by Seller to Purchaser on the date hereof.
“Shares” means all equity interests owned by Seller in ICX.
“Straddle Period” means any Taxable period that includes, but does not end on, the Closing Date.
“Subsidiary” of any Person means any corporation, partnership, limited liability company, joint venture or other legal entity of which such Person owns, directly or indirectly, a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of or act as the board of directors or other governing body of such corporation or other legal entity, or of which such Person is a general partner or managing member.
“Supplier Warranty Agreements” means any express or implied warranty, guarantee of performance or similar agreement or obligation made by the manufacturer, supplier or seller of a Transferred Asset that by its terms or under applicable Law cannot be transferred in connection with the transfer of the relevant Transferred Asset.
“Tax” or “Taxes” means any and all taxes, charges, fees, levies, imposts, duties or other assessments of any kind whatsoever, imposed by or payable to any federal, state, provincial, local, or foreign tax authority, including any gross income, net income, alternative or add-on minimum, franchise, profits or excess profits, gross receipts, estimated, capital, goods, services, documentary, use, transfer, ad valorem, business rates, value added, sales, customs, real or personal property, capital stock, license, payroll, withholding or back-up withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, occupancy, transfer or gains taxes, together with any interest, penalties, additions to tax or additional amounts imposed with respect thereto. The term “Taxable” shall have a correlative meaning.
“Tax Returns” means all returns, reports (including declarations, disclosures, schedules, estimates and information returns) and other information required to be supplied to a Tax authority relating to Taxes.
“TNS” means Transaction Network Services, Inc.
“Trademarks” means rights to trademarks, service marks, brand names, distinguishing guises, trade dress, logos, designs, trade names, words, symbols, color schemes, business names, internet domain names and other indications of origin.

“Transactions” means the transactions contemplated herein and in the Ancillary Agreements, including (a) the sale of the Shares and the Transferred Assets by Seller or any Seller Subsidiary to Purchaser, (b) the assumption of the Assumed Liabilities by Purchaser and (c) the performance by Seller, Seller Subsidiaries and Purchaser of their respective obligations under this Agreement and the Ancillary Agreements.
“Transfer Taxes” means all goods, services, excise, sales, use, real or personal property, gross receipt, withholding, documentary, value added, stamp, registration, filing, recordation and all other similar Taxes or other like charges, together with interest, penalties or additional amounts imposed with respect thereto.
“Transferred Equipment” means fixtures, computer servers and other equipment and other interests in tangible personal property owned by VeriSign or a Seller Subsidiary, and (a) exclusively used in the Business, (b) listed in Section 1.01(v)(a) of the Seller Disclosure Schedule, or (c) located on the Leased Real Property in Santa Cruz, California and not listed in Section 1.01(v)(b) of the Seller Disclosure Schedule, excluding in all cases any Intellectual Property Rights covering, embodied in or connected to any of the foregoing (other than, in the case of computer programs or databases, where Purchaser has provided evidence reasonably satisfactory to Seller that Purchaser holds a license to (or otherwise has the right to use) such computer programs or databases). For the avoidance of doubt, the equipment listed on Section 1.01(v)(b) of the Seller Disclosure Schedule shall be retained by VeriSign or a Seller Subsidiary and shall not be deemed Transferred Equipment.
“Transferred Intellectual Property” means (a) those patents and patent applications listed in Section 1.01(vi)(a) of the Seller Disclosure Schedule; (b) those Trademarks (including any registrations and applications therefor) listed in Section 1.01(vi)(b) of the Seller Disclosure Schedule and any goodwill associated therewith; (c) domain names listed in Section 1.01(vi)(c) of the Seller Disclosure Schedule; (d) all Transferred Software; and (e) all trade secrets, copyrights, know-how and rights to other proprietary data and information owned by Seller or any of the Seller Subsidiaries as of the Closing and used exclusively in connection with the Business, together (in each case) with all rights to collect royalties, products and proceeds in connection therewith, all rights to sue for past, present and future infringement, misappropriation or other violation thereof, and all rights to recover damages or lost profits in connection therewith.
“Transferred Registered Intellectual Property” means any Transferred Intellectual Property that is issued, granted, or registered by or with any Governmental Authority or for which an application therefor has been filed with any Governmental Authority.
“Transferred Software” means all computer programs and databases that are owned by Seller or any Seller Subsidiary and used exclusively in connection with the Business including as listed in Section 1.01(vii) of the Seller Disclosure Schedule, and any firmware resident in any Transferred Equipment.
“Transition Services Agreement” means the Transition Services Agreement to be executed by the parties thereto on the Closing Date, in the form of Exhibit D.
“US GAAP” means, at any time, generally accepted accounting principles in the United States in effect as of such time.

“Vendor” means Seller’s (or Seller’s Subsidiary’s) counterpart(y)(ies) to a Vendor Shared Contract.
“Working Capital” means, as of any given date, an amount calculated as of such date, prior to the application of purchase accounting and without giving effect to the impact of the Transactions, by subtracting (a) the amount of current liabilities of the Business included in the Assumed Liabilities or the ICX Assumed Liabilities as of that date from (b) the amount of current assets (excluding cash and cash equivalents, other than accounts receivable) of the Business included in the Transferred Assets or the assets of ICX as of that date, in each case calculated on a basis consistent with the Calculation Principles and the format set forth in Exhibit E.
“Working Capital Ceiling” means an amount equal to the Base Working Capital plus $500,000.
“Working Capital Floor” means an amount equal to the Base Working Capital minus $500,000.
SECTION 1.02. Other Defined Terms. The following terms have the meanings defined for such terms in the Sections set forth below:

Term	Section
Accounting Arbitrator	Section 2.04(d)
Acquiring Person	Section 5.16
Acquiring Person Subsidiary	Section 5.16
Allocation Schedule	Section 2.03(d)
Assumed Liabilities	Section 2.02(a)
Antitrust Extension Decision	Section 5.04(e)
Base Purchase Price	Section 2.03(a)
Business Confidential Information	Section 5.03(b)
Calculation Principles	Section 2.04(a)
Claim Notice	Section 10.02(a)
Closing	Section 2.05
Closing Date	Section 2.05
Closing Statement	Section 2.04(a)
Communications Regulatory Authorities	Section 3.08(b)
Competitive Business	Section 5.17(a)
Confidentiality Agreement	Section 5.03(a)
Coverage Period	Section 6.01(e)
Customer Shared Contracts	Section 2.01(a)
Deductible	Section 10.01(c)(ii)
Disagreement Notice	Section 2.04(c)
Employment Terms	Section 6.01(b)
Estimated Purchase Price	Section 2.03(c)
Estimated Working Capital	Section 2.03(b)
Excluded Assets	Section 2.01(b)
Existing Businesses	Section 5.17(b)(i)
Final Working Capital	Section 2.04(a)
Financial Information	Section 3.05
FMLA Leave	Section 6.01(a)
Foreign Acquisition Agreements	Section 2.01(c)
Foreign Plan	Section 3.17(d)

Term	Section
Fundamental Representations	Section 10.01(c)(i)
ICX	Recitals
ICX Equipment	Section 3.09(b)
ICX Purchaser Price Allocation	Section 7.05
Inactive Employee	Section 6.01(a)
Indemnified Party	Section 10.02(a)
Indemnifying Party	Section 10.02(a)
Material Contracts	Section 3.13(a)
MDG Retained Litigation	Section 5.15(a)
Nonassignable Asset	Section 2.09(a)
Noncompetition Period	Section 5.17(a)
Offeree	Section 6.01(a)
Other Retained Litigation	Section 5.15(a)
Non-US TE	Section 6.01(a)
Picturemail Judgment	Section 5.15(c)
Picturemail Retained Litigation	Section 5.15(a)
Platform Failure	Section 3.13(e)
Purchase Price	Section 2.03(a)
Purchaser	Preamble
Purchaser Indemnified Persons	Section 10.01(a)
Retained Liabilities	Section 2.02(b)
Retained Litigation	Section 5.15(a)
Seller	Preamble
Seller Indemnified Persons	Section 10.01(b)
Seller Subsidiaries	Preamble
Seller’s Trademarks and Logos	Section 5.12
Shared Contracts	Section 2.01(a)
Termination Date	Section 9.01(b)
Termination Fee	Section 9.03(a)
Third-Party Claim	Section 10.02(a)
Transferred Assets	Section 2.01(a)
Transferred Employee	Section 6.01(a)
Vendor Shared Contracts	Section 2.01(a)
VeriSign	Preamble
WARN Act	Section 6.05
SECTION 1.03. Interpretation.
(a) Words in the singular shall include the plural and vice versa, and words of one gender shall include the other genders, in each case, as the context requires.
(b) The terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement and not to any particular provision of this Agreement, and Article, Section, paragraph, Exhibit and Schedule references are to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified.
(c) The word “including” and words of similar import shall mean “including, without limitation,” unless otherwise specified.

(d) The phrase “made available to Purchaser” shall include documents that were posted to the “Messaging” data site at https://bdr141607.bmcgroup.com/default.aspx?AL=True&fsid=818 or
https://bdr125109.bmcgroup.com/default.aspx?AL=True&fsid=818, prior to, and that remain accessible to Purchaser on, the date that is one day prior to the date of this Agreement or such later date as may be specified herein.
ARTICLE II
PURCHASE AND SALE OF SHARES AND ASSETS
SECTION 2.01. Purchase and Sale of Shares and Transferred Assets; Exclusion of Excluded Assets.
(a) On the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller and each Seller Subsidiary sell, transfer, convey and assign to Purchaser (or, as applicable, one or more wholly owned Subsidiaries of Purchaser designated by Purchaser not less than five (5) Business Days prior to the Closing Date), and Purchaser shall (or, as applicable, shall cause such wholly-owned Subsidiary or Subsidiaries of Purchaser to) purchase and accept from Seller (or, as applicable, such Seller Subsidiary) all of Seller’s and the Seller Subsidiaries’ right, title and interest in and to each of the following assets, properties and rights (such assets, properties and rights, excluding the Shares, the “Transferred Assets”), free and clear of all Liens other than Permitted Liens or Liens created by or through Purchaser or any of its Affiliates:
(i) the Shares;
(ii) the Assumed Contracts (including accounts receivable and prepaid expenses of the Business related thereto);
(iii) the accounts receivable and prepaid expenses of the Business held by Seller and the Seller Subsidiaries not related to an Assumed Contract or Shared Contract that Purchaser agrees in writing to acquire, but only to the extent reflected on the Closing Statement;
(iv) the Transferred Equipment;
(v) copies of books of account, supplier and customer lists, correspondence, advertising, marketing and promotional materials (including website content), technical manuals and data, sales and purchase correspondence, records and files, whether in hard copy or computer format and any other information reduced to writing or other physical or tangible media relating to the Business, in each case exclusively used or held for use in the conduct of the Business, and, to the extent permitted by applicable Law, copies of personnel and employment records relating to Transferred Employees;
(vi) the Transferred Intellectual Property;
(vii) with respect to Contracts pursuant to which Seller (or one or more of its Subsidiaries) provides to the counterparty both the services provided by the

Business and other services, the portions thereof (including in respect of any service order or work order) relating to the Business (such portions of such Contracts relating to the Business, the “Customer Shared Contracts”);
(viii) with respect to the Contracts listed on Section 2.01(a)(viii) of the Seller Disclosure Schedule and any other Contracts pursuant to which Seller (or one or more of its Subsidiaries) receives from the counterparty services or software licenses (other than Overhead and Shared Services) for use to a not immaterial extent both in the Business and in a business unit of Seller (or any of its Subsidiaries) other than the Business, the portions thereof (including in respect of any service order or work order) relating to the Business (such portions of such Contracts relating to the Business, the “Vendor Shared Contracts” and together with the Customer Shared Contracts, the “Shared Contracts”)
(ix) subject to Section 2.01(b)(iii), all claims, causes of action and rights relating to the Business and accruing after the Closing or against any third party relating to any Assumed Liability or to any Liability for which Purchaser is responsible under this Agreement, including any express or implied warranty, guarantee of performance or similar agreement or obligation made by the manufacturer, supplier or seller of a Transferred Asset that is not a Supplier Warranty Agreement, and in the case of Supplier Warranty Agreements, any proceeds actually recovered by Seller or any Subsidiary to the extent allocable to the Transferred Assets;
(x) all other properties, assets and rights used exclusively in the Business that are not Excluded Assets; and
(xi) all of Seller’s goodwill in the Business as a going concern.
(b) Notwithstanding anything in this Agreement to the contrary, Seller and the Seller Subsidiaries shall retain their respective right, title and interest in and to, and Purchaser shall have no rights with respect to the right, title and interest of Seller and the Seller Subsidiaries in and to, the following assets (such assets, the “Excluded Assets”):
(i) all the business, properties, assets, goodwill and rights of whatever kind and nature, real or personal, tangible or intangible that are owned, leased or licensed by Seller and the Seller Subsidiaries as of the Closing and used or held for use primarily in the operation or conduct of any business of Seller and the Seller Subsidiaries other than the Business (including the mobile delivery gateway business);
(ii) the minute books, stock ledgers, Tax records and Tax-related documents of Seller and the Seller Subsidiaries;
(iii) all claims, causes of action and rights of Seller and the Seller Subsidiaries (A) relating to the Business and accruing prior to the Closing, other than the accounts receivable and prepaid expenses relating to the Assumed Contracts and the Shared Contracts, as applicable, and the assets described in Section 2.01(a)(iii), (B) against any third party relating to any Retained Liability or to any Liability for which Seller or any of the Seller Subsidiaries is responsible under this Agreement or (C) under any Supplier Warranty Agreement (including rights of set-off, rights to refunds and rights of recoupment thereunder);
(iv) all rights to Tax refunds, credits or similar benefits relating to the Transferred Assets or the Business attributable to periods, or portions of periods, ending on or before the Closing (which, in case of a Straddle Period, shall be allocated among the parties in a manner consistent with Section 7.03);
(v) all rights of Seller and the Seller Subsidiaries under this Agreement and the Ancillary Agreements;
(vi) all current and prior insurance policies and all rights of any nature with respect thereto, including all insurance recoveries thereunder and rights to assert claims with respect to any such insurance recoveries;
(vii) any assets used primarily for the purpose of providing Overhead and Shared Services and, other than as provided in the Transition Services Agreement, any rights of the Business to receive from Seller or any of its Affiliates (other than ICX) any Overhead and Shared Services;
(viii) software other than (A) the Transferred Software and (B) other software and computer databases for which Purchaser has obtained a license (or other right to use) as set forth in the definition of “Transferred Equipment”;
(ix) except (A) for the Transferred Intellectual Property and (B) as otherwise expressly provided in the Intellectual Property License Agreement or the Transition Services Agreement, all rights relating to any Intellectual Property Rights of Seller or any of the Seller Subsidiaries (including Seller’s name);
(x) all cash, cash equivalents and bank accounts or similar cash items of Seller and the Seller Subsidiaries (whether or not reflected on the books of Seller or the Seller Subsidiaries as of the Closing);
(xi) all stock or other equity interests in any Person, other than the Shares;
(xii) all records prepared in connection with the sale of the Shares and the Business to Purchaser; and
(xiii) any assets set forth in Section 2.01(b)(xiii) of the Seller Disclosure Schedule.
(c) Subject to the terms and conditions hereof, Seller and Purchaser shall, or shall cause their respective Subsidiaries to, enter into such agreements or instruments (the “Foreign Acquisition Agreements”) providing for the sale, transfer, assignment or other conveyance of any Transferred Assets located outside the United States as, pursuant to requirements of applicable local Law, would be required or advisable to be documented separately from this Agreement, which Foreign Acquisition Agreements shall be negotiated in good faith between Seller and Purchaser, but in all events shall be consistent with the terms of this Agreement.
(d) Seller shall have the right to retain, following the Closing, copies of any book, record, literature, list and any other written or recorded information constituting Transferred Assets to which Seller in good faith determines it is reasonably likely to need access for bona fide business or legal purposes relating to any Excluded Assets, Retained Liability, Retained Litigation, ICX Excluded Liabilities or the operation of businesses of Seller and its Subsidiaries other than the Business.
SECTION 2.02. Assumption of Assumed Liabilities; Retention of Retained Liabilities.
(a) At the Closing, Purchaser shall (or shall cause one or more of its wholly owned Subsidiaries designated by Purchaser not less than five (5) Business Days prior to the Closing Date to) assume and become obligated to pay, perform and discharge when due, the following Liabilities of Seller or any Seller Subsidiary, whether accrued or arising before, on or after the Closing (such Liabilities, the “Assumed Liabilities”):
(i) all Liabilities relating to the Transferred Assets or the Business to the extent arising from or relating to any event, circumstance or condition occurring on or after the Closing;
(ii) all Liabilities under the Assumed Contracts and the Shared Contracts, excluding any Liability or obligation relating to or arising out of such Assumed Contracts or Shared Contracts, as applicable, as a result of (A) any breach of, or performance required under, such Assumed Contracts or Shared Contracts occurring prior to the Closing, or (B) any violation of Law, breach of warranty, tort or infringement occurring prior to the Closing;
(iii) all accounts payable and accrued expenses of the Business not related to an Assumed Contract or a Shared Contract, to the extent reflected on the Closing Statement;
(iv) all Liabilities relating to any Transferred Employee or Seller Benefit Plan that are to be assumed by Purchaser pursuant to Article VI;
(v) all product liability, professional liability, intellectual property infringement (subject to the provisions of Section 5.15) or any other claims arising out of the sale and/or use of products or services sold after the Closing in connection with the Business (regardless of when manufactured or provided);
(vi) all Liabilities under Environmental Laws arising out of or relating to the operation or conduct of the Business or the use or ownership of the Transferred Assets, to the extent arising from any event, circumstance or condition occurring after the Closing; and
(vii) all Liabilities identified in Section 2.02(a)(vii) of the Seller Disclosure Schedule.

(b) Seller or the relevant Seller Subsidiary shall retain, and shall be fully responsible for paying, performing and discharging when due, and Purchaser shall not assume or have any responsibility for, any Liabilities of Seller and the Seller Subsidiaries other than the Assumed Liabilities (the “Retained Liabilities”), including the following:
(i) any Liability arising out of the Excluded Assets;
(ii) any of Seller’s Liabilities for expenses and fees incident to or arising out of the negotiation, preparation, approval or authorization of this Agreement or the consummation (or preparation for the consummation) of the Transactions (including all attorneys’, accountants and brokerage fees, but not including any transfer Taxes, which shall be governed by Section 7.01);
(iii) any Liability related to any Employee or Seller Benefit Plan, except to the extent such Liability relates to a Transferred Employee and is assumed by Purchaser pursuant to Article VI;
(iv) any obligation or liability under any intercompany accounts payable to or intercompany obligations among Seller and its Affiliates, including those relating to the Business, except as provided in the Ancillary Agreements;
(v) any Liability in respect of Indebtedness, except for accounts payable relating to Assumed Contracts to the extent reflected in the Closing Statement;
(vi) any of Seller’s liabilities or obligations for which Purchaser may become liable as a result of or in connection with the failure by Purchaser or Seller to comply with any bulk sales or bulk transfers laws or as a result of any “de facto merger” or “successor-in-interest” theories of liability, to the extent that any such noncompliance results in Purchaser assuming or becoming responsible for any Liability not set forth in Section 2.02(a); and
(vii) any of Seller’s Liabilities not otherwise referred to in this Section 2.02(b) to the extent relating to any Action arising out of or in connection with Seller’s or any of its Subsidiaries’ conduct of the Business prior to the Closing, in each case other than Assumed Liabilities.
For purposes of this Section 2.02(b), “Seller” shall be deemed to include all Affiliates and Subsidiaries of Seller and any predecessors to Seller and any Person with respect to which Seller is a successor-in-interest (including by operation of law, merger, liquidation, consolidation, assignment, assumption or otherwise). Seller hereby acknowledges that it is retaining the Retained Liabilities.
SECTION 2.03. Purchase Price; Allocation of Purchase Price.
(a) Subject to the terms and conditions of this Agreement, in consideration of the transfer of the Shares and the Transferred Assets under Section 2.01, Purchaser on its own behalf and, as applicable, as agent for its designated Subsidiaries, shall (i) pay to Seller and the Seller Subsidiaries an amount of cash (the “Purchase Price”) equal to $175,000,000 (the “Base

Purchase Price”), as adjusted in accordance with Section 2.03(c) and Section 2.04(b), and (ii) assume and become obligated to pay, perform and discharge the Assumed Liabilities.
(b) For purposes of determining the amount of cash to be paid as the Estimated Purchase Price by Purchaser to Seller at the Closing pursuant to Section 2.07, Seller shall prepare and deliver, not less than five Business Days before the Closing Date, a good faith estimate of the Working Capital as of the Closing (such estimated amount, the “Estimated Working Capital”), which shall be calculated based on financial information for the Business as of the most recent financial quarter for which such financial information is available.
(c) As used in this Agreement, the “Estimated Purchase Price” shall mean an amount equal to the Base Purchase Price plus an amount equal to the Estimated Working Capital Adjustment (which may be positive or negative).
(d) The Purchase Price and the Assumed Liabilities shall be allocated among the Shares and the Transferred Assets in accordance with their fair market values as mutually determined by Purchaser and Seller (the “Allocation Schedule”) for all Tax purposes, including for purposes of Section 1060 of the Code and the Treasury Regulations thereunder (but except as provided below in this Section 2.03(d) or in Section 7.05). Seller shall prepare an Allocation Schedule within fifteen (15) calendar days after the final Purchase Price and the Assumed Liabilities have been finalized pursuant to Section 2.04. Purchaser agrees that, within fifteen (15) days of receiving the Allocation Schedule, it shall sign it and return an executed copy thereof to Seller. If, within fifteen (15) calendar days after the delivery of the Allocation Schedule, Purchaser notifies Seller in writing that Purchaser objects to the allocation set forth therein, Seller and Purchaser shall use commercially reasonable efforts to resolve the dispute. In the event that Seller and Purchaser are unable to resolve the dispute within fifteen (15) calendar days, unless otherwise agreed between the Parties within ten (10) calendar days, the Accounting Arbitrator selected pursuant to Section 2.04(d) shall resolve the disagreement within thirty (30) calendar days after being selected. In the event the Accounting Arbitrator concludes that Seller was correct as to a majority (by dollar amount) of the disputed items, then Purchaser shall pay the Accounting Arbitrator’s fees, costs and expenses. In the event the Accounting Arbitrator concludes that Purchaser was correct as to a majority (by dollar amount) of the disputed items, then Seller shall pay the Accounting Arbitrator’s fees, costs and expenses. For all Tax purposes (except with respect to Tax Returns the timely filing of which may not be extended, without the imposition of penalties, until after the Allocation Schedule has been finalized), Purchaser and Seller agree (i) to report, and cause their respective Subsidiaries to report, the transactions contemplated by this Agreement in a manner consistent in all material respects with the final Allocation Schedule, which shall be binding upon Purchaser and Seller and their respective Subsidiaries and (ii) not to take any position inconsistent therewith in any Tax Return, Tax filing (including filings required under Section 1060 of the Code), audit, refund claim or otherwise.
SECTION 2.04. Purchase Price Adjustment.
(a) Seller has prepared the attached Exhibit E, which lists the current asset and current liability accounts of the Business that are relevant for the determination of the Working Capital and sets forth the accounting principles, methodologies and policies to be used in such determination (the “Calculation Principles”) as well as a format for the Working Capital calculation. The Purchase Price shall be adjusted after the Closing in accordance with this Section 2.04 based upon the Working Capital as of the Closing (the “Final Working Capital”).

For purposes hereof, the statement of the Final Working Capital, together with the calculation of the Purchase Price pursuant to this Section 2.04, shall be referred to as the “Closing Statement.”
(b) If (i) the Purchase Price Adjustment as finally determined in accordance with this Section 2.04 (i) is a positive number, Purchaser shall pay to Seller an amount equal to the Purchase Price Adjustment, or (ii) is a negative number, Seller shall pay to Purchaser the Purchase Price Adjustment, in either case by wire transfer, within three Business Days after the final determination of the Purchase Price Adjustment, of immediately available funds to an account designated by the party receiving payment, plus interest on such amount accrued from the Closing Date to the date of such payment at the prime rate applicable from time to time as announced by Citibank, N.A. For the avoidance of doubt, if the Purchase Price Adjustment as finally determined in accordance with this Section 2.04 is equal to $0.00, no payment shall be made by or to either party pursuant to this Section 2.04 and the final Purchase Price shall be the same as the Estimated Purchase Price.
(c) As soon as practicable after the Closing Date, but in no event later than 75 days after the Closing Date, Purchaser shall prepare (or cause to be prepared) and deliver to Seller the Closing Statement in accordance with this Section 2.04. If Seller disagrees with the determination of the Closing Statement, Seller shall notify Purchaser of such disagreement within 30 days after delivery of the Closing Statement (such notice, the “Disagreement Notice”). The Disagreement Notice shall set forth, in reasonable detail, any disagreement with, and any requested adjustment to, the Closing Statement. Matters as to which Seller may submit disagreements (and the Disagreement Notice) shall be limited to whether the Closing Statement delivered by Purchaser was prepared on the basis of, and using, the Calculation Principles, and Seller shall not be entitled to submit disagreements on any other basis (including as to whether such Calculation Principles are or were appropriate). If Seller fails to deliver the Disagreement Notice by the end of such 30-day period, Seller shall be deemed to have accepted the Closing Statement delivered by Purchaser. Matters included in the calculations in the Closing Statement to which Seller does not object in the Disagreement Notice shall be deemed accepted by Seller and shall not be subject to further dispute or review. During the period prior to Seller’s delivery of any Disagreement Notice, Seller shall have reasonable access to all documents, schedules and workpapers used by Purchaser in the preparation of the Closing Statement. Purchaser and Seller shall negotiate in good faith to resolve any such disagreement with respect to the Closing Statement, and any resolution agreed to in writing by Purchaser and Seller shall be final and binding upon the parties.
(d) If Purchaser and Seller are unable to resolve any disagreement as contemplated by paragraph (c) of this Section 2.04 within 30 days after delivery of a Disagreement Notice by Seller, Purchaser and Seller shall jointly select a partner at a mutually agreeable accounting firm to resolve such disagreement. If Purchaser and Seller are unable to reach agreement on the identity of such a partner within 20 days after the expiration of such 30-day period, either party may request that a partner at a nationally recognized accounting firm, other than a partner at either party’s current accounting firm, be appointed by the American Arbitration Association. The individual so selected shall be referred to herein as the “Accounting Arbitrator.” The parties shall instruct the Accounting Arbitrator to consider only those items and amounts set forth in the Closing Statement as to which Purchaser and Seller have not resolved their disagreement. Purchaser and Seller shall use commercially reasonable efforts to cause the Accounting Arbitrator to deliver to the parties, as promptly as practicable (and in no event later than 30 days after his or her appointment), a written report setting forth the resolution of any such disagreement determined in accordance with the terms of this Agreement. Such report shall be final and binding upon the parties. In the event the Accounting Arbitrator concludes that Seller was correct as to a majority (by dollar amount) of the disputed items, then Purchaser shall pay the Accounting Arbitrator’s fees, costs and expenses. In the event the Accounting Arbitrator concludes that Purchaser was correct as to a majority (by dollar amount) of the disputed items, then Seller shall pay the Accounting Arbitrator’s fees, costs and expenses.
(e) Purchaser and Seller agree that any payments made pursuant to this Section 2.04 shall be allocated in a manner consistent with the allocation referred to in Section 2.03(d).
SECTION 2.05. Closing. Subject to the terms and conditions of this Agreement, the sale and purchase of the Shares and the Transferred Assets and the assumption of the Assumed Liabilities, all as contemplated hereby, shall take place at a closing (the “Closing”) to be held at 11:00 AM, Eastern time, on the first Business Day that is (a) at least two Business Days following the satisfaction or waiver of all of the conditions to the obligations of the parties set forth in Article VIII (other than conditions to be satisfied at the Closing, but subject to the waiver or fulfillment of those conditions) and (b) mutually agreed upon in writing by Seller and Purchaser (the day on which the Closing takes place being the “Closing Date”), at the offices of Cleary Gottlieb Steen & Hamilton LLP located at One Liberty Plaza, New York, New York, or at such other place as Seller and Purchaser may mutually agree upon in writing. Legal title, equitable title and risk of loss with respect to the Shares and the Transferred Assets will transfer to Purchaser (or its designated Subsidiaries as allowed hereunder), and the Assumed Liabilities will be assumed by Purchaser (or its designated Subsidiaries as allowed hereunder), at the Closing, which transfer and assumption will be deemed effective for accounting and other computational purposes as of 12:01 a.m. (Eastern Time) on the Closing Date.
SECTION 2.06. Closing Deliveries by Seller. At the Closing, Seller and the Seller Subsidiaries shall deliver, or cause to be delivered, to Purchaser:
(a) evidence reasonably satisfactory to Purchaser of the sale and transfer at the Closing of the Shares to Purchaser (or its designated Subsidiaries as allowed hereunder);
(b) letters of resignation, effective as of the Closing Date, from the directors and officers of ICX listed in Section 2.06(b) of the Seller Disclosure Schedule;
(c) a counterpart of each of the Ancillary Agreements, executed by each of Seller and the Seller Subsidiaries that is a party thereto, to the extent not delivered prior to the Closing; and
(d) any other documents required pursuant to this Agreement or reasonably requested by Purchaser.
SECTION 2.07. Closing Deliveries by Purchaser. At the Closing, Purchaser shall deliver, or cause to be delivered, to Seller and the Seller Subsidiaries:
(a) a counterpart of each of the Ancillary Agreements, executed by each of Purchaser and its Subsidiaries that is a party thereto, to the extent not delivered prior to the Closing;

(b) the Estimated Purchase Price by wire transfer in immediately available funds to an account or accounts of Seller and the Seller Subsidiaries designated at least two Business Days prior to the Closing Date by Seller in a written notice to Purchaser; and
(c) any other documents required pursuant to this Agreement or reasonably requested by Seller.
SECTION 2.08. Accounting. To the extent that, after the Closing, (a) Purchaser or any of its Subsidiaries (including ICX) receives any payment or instrument that is for the account of Seller or any of its Subsidiaries according to the terms of this Agreement, Purchaser shall promptly deliver such amount or instrument to Seller, and (b) Seller or any of the Seller Subsidiaries receives any payment or instrument that is for the account of Purchaser or any of its Subsidiaries (including ICX) according to the terms of this Agreement, Seller shall promptly deliver such amount or instrument to Purchaser.
SECTION 2.09. Nonassignable Assets.
(a) Nothing in this Agreement, nor the consummation of the transactions contemplated hereby, shall be construed as an attempt or agreement to assign or transfer any Transferred Asset (including any Assumed Contract or any Shared Contract) to Purchaser which by its terms or by Law is nonassignable without a Consent (a “Nonassignable Asset”), unless and until such Consent shall have been obtained. Seller shall advise Purchaser in writing at least five (5) Business Days prior to the Closing Date (a) of any Material Contract with a Material Customer with respect to which a Consent of the counterparty is required for assignment and (b) if, to the Knowledge of Seller, Seller has received written notice by letter, facsimile or email that such Material Customer will not agree to the assignment of any Material Contract described in clause (a) to Purchaser hereunder at the Closing. To the extent permitted by applicable Law and by the terms of the applicable Nonassignable Asset, such Nonassignable Asset shall be held, as of and from the Closing, by Seller (or the relevant Seller Subsidiary) for the benefit and burden of Purchaser and the covenants and obligations thereunder shall be fully performed by Purchaser on Seller’s (or such Seller Subsidiary’s) behalf and all rights and Liabilities existing thereunder that would constitute Assumed Liabilities shall be for Purchaser’s account. For the avoidance of doubt, the designation of a Transferred Asset as a Nonassignable Asset does not render it an Excluded Asset. Subject to Section 5.08, after the Closing, Seller and Purchaser will continue to use commercially reasonable efforts to obtain Consents to assignment of Nonassignable Assets and/or to remove any other impediments to the transfer or assignment of each Nonassignable Asset or, in the case of a Vendor Shared Contract and to the extent the necessary Consent for transfer or assignment has not otherwise been obtained and Purchaser so requests, to encourage the relevant Vendor to enter into a separate Contract with Purchaser in respect of the relevant Vendor Shared Contract, and Seller will transfer or assign each Nonassignable Asset to Purchaser (or a Subsidiary designated by it) within five (5) Business Days after the receipt of Consent thereto and/or removal of such impediment.
(b) To the extent permitted by applicable Law and by the terms of the applicable Nonassignable Asset, Seller and Purchaser shall take, or cause to be taken, at Purchaser’s expense, such actions as the other party may reasonably request that are required to be taken or appropriate in order to provide Purchaser with the benefits and burdens of the Nonassignable Assets (including renewing, extending or terminating any such Nonassignable Asset in accordance with its terms), and Seller shall promptly pay over to Purchaser the net amount (after expenses and Taxes) of all payments received by it (or a Seller Subsidiary) in respect of all Nonassignable Assets (but only to the extent such payments would constitute Transferred Assets) and Purchaser shall indemnify Seller (or a Seller Subsidiary) for all Losses attributable to Seller’s (or such Seller Subsidiary’s) holding of all Nonassignable Assets (but only to the extent such Losses would constitute Assumed Liabilities).
(c) Notwithstanding the foregoing, Seller (or the applicable Seller Subsidiary) shall have the right, any time after the twelve-month anniversary of the Closing Date to exercise any right to terminate any Nonassignable Asset that is an Assumed Contract or a Vendor Shared Contract and shall have the right, any time after the second anniversary of the Closing Date to exercise any right to terminate any Nonassignable Asset that is a Customer Shared Contract; provided that, Seller shall be entitled at any time to amend or terminate any Contract that subsumes a Vendor Shared Contract to the extent that Purchaser has entered into a separate Contract with the relevant Vendor with respect to such Vendor Shared Contract; and provided further that, in each case, Seller shall provide to Purchaser at least ninety (90) days prior written notice of its intention to terminate such Nonassignable Asset.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER
For purposes of the representations and warranties of Seller contained herein, other than Section 3.06, disclosure in any section of the Seller Disclosure Schedule of any facts or circumstances shall be deemed to be adequate response and disclosure of such facts or circumstances with respect to all representations or warranties by Seller calling for disclosure of such information, whether or not such disclosure is specifically associated with or purports to respond to one or more of such representations or warranties, to the extent a matter is disclosed in such a way as to make its relevance to such other representation or warranty readily apparent. The inclusion of any information in any section of the Seller Disclosure Schedule or other document delivered by Seller pursuant to this Agreement shall not be deemed to be an admission or evidence of the materiality of such item, nor shall it establish a standard of materiality for any purpose whatsoever.
Except (a) as set forth in the Seller Disclosure Schedule in accordance with the preceding paragraph or (b) to the extent relating solely to the Excluded Assets, Seller represents and warrants to Purchaser as follows.
SECTION 3.01. Organization and Good Standing.
(a) Seller, and each Seller Subsidiary that is or will be a party to this Agreement or any of the Ancillary Agreements, is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Seller and each such Seller Subsidiary is duly licensed or qualified to do business in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect or a materially adverse effect upon Seller’s or such Seller Subsidiaries’ ability to carry out its obligations under this Agreement and the Ancillary Agreements and to consummate the Transactions.
(b) ICX is duly organized, validly existing and in good standing under the Laws of Delaware and has all requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. As of the Closing Date, ICX will be duly licensed or qualified to do business in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed or qualified would not reasonably be expected to have a Material Adverse Effect. ICX has no assets other than those used or held for use in the Business and conducts no business other than the Business.
SECTION 3.02. Authority. Seller, and each Seller Subsidiary that is or will be a party thereto, has full power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is or will be a signatory and to perform its obligations hereunder and thereunder. The execution, delivery and performance by Seller and each such Seller Subsidiary of this Agreement and each Ancillary Agreement to which it is or will be a signatory has been duly authorized by all requisite corporate action on the part of Seller and each such Seller Subsidiary, and no other proceedings on the part of Seller or any Seller Subsidiary are necessary to authorize the execution, delivery or performance of this Agreement. This Agreement has been, and upon execution of each Ancillary Agreement each such Ancillary Agreement will be, duly executed and delivered by Seller and each such Seller Subsidiary that is or will be a party thereto and (assuming due authorization, execution and delivery by Purchaser and, if applicable in the case of the Ancillary Agreements, by each Subsidiary of Purchaser that is or will be a party thereto) this Agreement constitutes, and each Ancillary Agreement to which Seller or any such Seller Subsidiary is or will be a party constitutes or, when so executed and delivered, will constitute, a legal, valid and binding obligation of Seller and each such Seller Subsidiary, enforceable against Seller and each such Seller Subsidiary in accordance with its terms, subject only to the effect, if any, of (a) applicable bankruptcy and other similar Laws affecting the rights of creditors generally and (b) Laws governing specific performance, injunctive relief and other equitable remedies.
SECTION 3.03. No Conflict; Consents and Approvals. Subject to the filing by Seller of reports under the Exchange Act and as contemplated by the rules of Nasdaq and to the requirements of the HSR Act and any filings or applications required under the Laws of any non-U.S. jurisdiction, including the European Union or any member state thereof, (a) the execution and delivery by Seller or, if applicable in the case of the Ancillary Agreements, any Seller Subsidiary, of this Agreement and the Ancillary Agreements to which it is or will be a party, (b) the consummation by Seller or any such Seller Subsidiary of the Transactions and (c) the compliance by Seller or any Seller Subsidiary with any of the provisions hereof or thereof do not and will not:
(i) conflict with, or result in the breach of, any provision of the certificate of incorporation or by-laws or other organizational documents of ICX, Seller or any such Seller Subsidiary;
(ii) require ICX, Seller or any such Seller Subsidiary to (x) make any filing with, or obtain any Consent from, any Governmental Authority or (y) obtain the Consent of any other Person under any Material Contract;

(iii) conflict with, violate or result in the breach by ICX, Seller or any such Seller Subsidiary of any applicable Law;
(iv) after the giving of notice, or the lapse of time or otherwise, conflict with, violate, result in the breach or termination of or constitute a default under, or give any party the right to terminate, amend, modify, abandon, cancel or refuse to perform under, or accelerate or modify the time within which or the terms under which any duties or obligations are to be performed by Seller or any rights or benefits are to be received by any Person under, any Assumed Contract or Shared Contract (except Nonassignable Assets); or
(v) result in the creation of any Lien (other than any Permitted Lien or any Lien created by or through Purchaser) upon any of the Shares, the Transferred Assets or assets owned by ICX;
except, in the case of clauses (ii)(x), (iii) and (iv), for such matters that, individually or in the aggregate, would not have a Material Adverse Effect or a material adverse effect upon Seller’s and its Subsidiaries’ ability to carry out their respective obligations under, and to consummate, or to impede or delay in any material respect the consummation of, the Transactions.
SECTION 3.04. Capitalization; Title to Shares; Equity Interests.
(a) The authorized capital stock of ICX consists of 1,000 shares, par value $0.01 per share, all of which are issued and outstanding. The Shares represent 100% of the issued and outstanding capital stock of ICX, and other than the foregoing, there is no other authorized, issued or outstanding capital stock of ICX. The Shares have been validly issued and are fully paid and non-assessable and are owned by Seller free and clear of all Liens except Permitted Liens.
(b) There are no outstanding or authorized options, convertible or exchangeable securities or instruments, warrants, rights, contracts, calls, puts, rights to subscribe, conversion rights or other agreements or commitments to which Seller or ICX are a party or which are binding on any of them providing for the issuance, disposition or acquisition of any equity interest of ICX. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any equity interest of ICX..
(c) ICX has no Indebtedness and does not own or hold of record or beneficially any equity interests in any corporation, limited liability company, partnership, business trust, joint venture or other legal entity. The Transferred Assets do not include (i) any, or any agreement to acquire, equity securities or other securities of any Person or any direct or indirect equity or ownership interest in any other business, or (ii) any obligations to repurchase, redeem or otherwise acquire any capital stock or other securities of any Person.
SECTION 3.05. Financial Information. Seller has provided Purchaser with the unaudited adjusted financial information relating to the Business set forth in Section 3.05 of the Seller Disclosure Schedule (the “Financial Information”). The Financial Information has been prepared in good faith on the bases described therein using the financial books and records maintained by Seller for the Business and represents Seller’s good faith estimate of the balance sheet accounts and results of operations data set forth therein for the Business as if the Business had been held and operated on a stand-alone basis, in each case as of the dates and for the periods presented therein. The Financial Information (i) has not been prepared in accordance with US GAAP, (ii) includes estimated costs that do not necessarily represent the costs that were actually allocated to the Business for the relevant periods (or that the Business will incur after the Closing), (iii) includes assets that have not been tested for impairment or otherwise adjusted for fair value and (iv) reflects the historical operation of the Business (including the Overhead and Shared Services and the Excluded Assets) for the periods specified therein. The revenues of the Business for the fiscal year ended December 31, 2008 were based on VeriSign’s revenue recognition policies which have been consistently applied.
SECTION 3.06. Absence of Certain Changes or Events. Except as contemplated by this Agreement, since March 31, 2009, (a) Seller has conducted the Business only in the ordinary course of business consistent with past practice in all material respects, (b) the Business has not suffered any Material Adverse Effect and no event has occurred or circumstance exists that would be reasonably expected to result in a Material Adverse Effect, (c) the Business has not suffered any damage, destruction or casualty loss to any individual tangible asset (including any tangible Transferred Asset) in excess of $100,000, whether or not covered by insurance; (d) the Business has not suffered any damage, destruction or casualty loss to its tangible assets (including the tangible Transferred Assets) in excess of $1,000,000, in the aggregate, whether or not covered by insurance and (e) there has not been any action by Seller or any of its Affiliates (including ICX) that, if taken after the date hereof, would constitute a breach of Seller’s obligations under Section 5.01.
SECTION 3.07. Absence of Litigation. There are no material Actions pending or, to the Knowledge of Seller, threatened against ICX, Seller or any Seller Subsidiaries in respect of the Business or the Transferred Assets, or which would reasonably be expected to impede or delay in any material respect the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms hereof or thereof. The Business is not subject to any material Governmental Order.
SECTION 3.08. Compliance with Laws.
(a) Seller and its Subsidiaries have complied in all material respects with all Laws applicable to the operation of the Business. No investigation or review by any Governmental Authority is pending, or, to the Knowledge of Seller, has been threatened in a writing delivered to Seller or any of its Subsidiaries, that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. Seller and its Subsidiaries hold all material Permits necessary to carry on the Business as it is currently conducted, all of which are in full force and effect. Seller is in compliance in all material respects with the terms and conditions of such material Permits, and has not received notice of any claimed or purported material default under any Permit. There are no proceedings pending, or, to the Knowledge of Seller, threatened, to cancel, modify or change any such material Permit, except for normal expirations in accordance with the terms thereof or applicable Laws (and with respect to which Seller has applied, or will timely apply, for renewals or replacements).
(b) The Business offers no product or service requiring it to obtain any material Permit from the Federal Communications Commission, any state public service or utility commission, or any foreign telecommunications regulatory authority (collectively “Communications Regulatory Authorities”), and no consent from any Communications

Regulatory Authority is required in connection with the transactions contemplated by this Agreement.
SECTION 3.09. Ownership of the Assets.
(a) The assets and rights of ICX, together with the Transferred Assets and the rights of Purchaser and ICX under this Agreement, the Intellectual Property License Agreement, the Connectivity Services Agreement and the Transition Services Agreement, include all assets, properties and rights (other than Overhead and Shared Services that are not otherwise provided for in the Transition Services Agreement) necessary and sufficient to provide the products and services offered by, and to conduct, the Business substantially in the manner and to the extent currently conducted.
(b) Section 3.09(b) of the Seller Disclosure Schedule contains a list of the fixtures, machinery and other equipment and other interests in tangible personal property owned by ICX as of the date hereof (the “ICX Equipment”).
(c) ICX, Seller or one of the Seller Subsidiaries holds good and valid title to or has a valid leasehold interest or license in all the assets included in the ICX Equipment and/or currently used by ICX and all the Transferred Assets, in each case free and clear of any and all Liens, except for Permitted Liens.
(d) All material tangible assets included in the ICX Equipment and in the Transferred Assets are in satisfactory operating condition for the uses to which they are being put, subject to ordinary wear and tear and ordinary maintenance requirements.
SECTION 3.10. Real Property.
(a) Section 3.10 of the Seller Disclosure Schedule sets forth the address of each Leased Real Property, and a true and complete list of all Real Property Leases for such Leased Real Property. Seller has delivered to Purchaser a true and complete copy of each Real Property Lease (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto). With respect to each Real Property Lease, (i) the subject Leased Real Property is leased by ICX, Seller or one or more Seller Subsidiaries free and clear of all Liens on ICX’s, Seller’s or Seller Subsidiary’s leasehold interest, as applicable, except Permitted Liens or as specified in such Real Property Lease as made available to Purchaser prior to the date hereof; (ii) such Real Property Lease is legal, valid, binding, enforceable and in full force and effect; (iii) neither ICX, Seller or any Seller Subsidiary or any other party to the Real Property Lease is in material breach or default under such Real Property Lease, and, to the Knowledge of Seller, no event has occurred or circumstance exists which, with the delivery of notice, passage of time, or both, would constitute a material breach or default, or permit termination, modification, or acceleration of rent under such Real Property Lease; and (iv) neither ICX, Seller nor any Seller Subsidiary owes any brokerage commissions or finder’s fees with respect to such Real Property Lease.
(b) This Section 3.10 and Section 3.12(c) contain the only representations in this Article III pertaining to Real Property Leases.
SECTION 3.11. Employee Matters.

(a) There is not currently existing, or, to Seller’s Knowledge, threatened or reasonably anticipated, any labor strike, slowdown, work stoppage or lockout against or affecting ICX or the Business, nor has there been any such activity within the past 24 months, except as would not, individually or in the aggregate, have a Material Adverse Effect.
(b) Seller and each of its Subsidiaries (including ICX) have complied in all material respects with all applicable Laws in any way relating to the employment of the Employees.
(c) Section 3.11(c) of the Seller Disclosure Schedule sets forth, as of the date hereof, a complete list of all collective bargaining or other collective labor agreements which govern the terms and conditions of employment of any Employee. To Seller’s Knowledge, in the last 24 months (i) no petition has been filed or proceedings instituted by a union, collective bargaining agent, Employee or group of Employees with any Governmental Authority seeking recognition of or as a bargaining representative with respect to any Employees, and (ii) none of Seller, any Subsidiary of Seller (including ICX) or any labor union or other bargaining representative is seeking to establish a collective bargaining relationship with respect to Employees or is otherwise engaged in or seeking to be engaged in collective bargaining with respect to Employees.
(d) There are no Actions relating to employment or labor Laws pending or, to Seller’s Knowledge, threatened in writing, against Seller or any Subsidiary of Seller (including ICX) and brought by or on behalf of any Employee or group of Employees.
SECTION 3.12. Environmental Matters.
(a) ICX, Seller and Seller Subsidiaries, with respect to the Transferred Assets and the Business, including the Leased Real Property, have complied and are in compliance with Environmental Laws and have obtained and have been in compliance with all Environmental Permits.
(b) There are no Actions, Governmental Orders or claims relating to the Business or the Transferred Assets, including any Leased Real Property, pending or, to the Knowledge of Seller, threatened against Seller or any of its Subsidiaries regarding any actual or alleged violation of, or Liabilities under, any Environmental Laws relating to the Business or the Transferred Assets, including any Leased Real Property, and Seller has not received any notice or report regarding any violation of, or any Liability (contingent or otherwise) under any Environmental Law with respect to the Business or the Transferred Assets, including any Leased Real Property. Seller and Seller Subsidiaries have made available to Purchaser before the date hereof all reports related to environmental matters of Leased Real Property that Seller or Seller Subsidiaries have in their possession or control.
(c) No Hazardous Materials are present at, on or under any real property associated with ICX or the Business, including any Leased Real Property, that are reasonably anticipated to result in Liabilities or obligations for investigation or remediation to Seller, ICX or any Seller Subsidiary pursuant to Environmental Laws.

(d) Notwithstanding anything in this Article III to the contrary, none of the representations and warranties in this Article III other than this Section 3.12 shall relate to environmental matters.
SECTION 3.13. Contracts.
(a) With respect to every Contract, except purchase orders and invoices and any third-party or intercompany agreements related to Overhead and Shared Services, that (i) relates to a Material Customer or a Material Vendor, (ii) is a Contract other than a Contract described in clause (i) above and that in the most recent fiscal year of Seller resulted in, or is required by its terms in the future to result in, the payment or receipt by the Business of more than $500,000 per annum in the aggregate, (iii) restricts the Business from engaging in any business activity or in any geographic area or granting any exclusive distribution or other exclusive rights, (iv) relates to settlement, conciliation and other similar agreements relating to actual or threatened Actions, the performance of which will involve payment on or after the Closing Date of consideration in excess of $200,000 or will, on or after the Closing Date impose (or continue to impose) any injunctive or similar equitable relief on the Business or the Transferred Assets, (v) grants to or from Seller or any of its Subsidiaries any license or right to use any Transferred Intellectual Property that is material to the conduct of the Business, other than any such license entered into in the ordinary course of business, or (vi) requires capital expenditures in excess of $250,000 and is not fully performed as of the date of this Agreement (the Contracts described in clauses (i) through (vi) and in existence on the date hereof are collectively referred to as the “Material Contracts”), (x) Seller and its Subsidiaries have performed their obligations under each Material Contract in all material respects and are not in material breach or default thereunder, (y) neither Seller nor any of its Subsidiaries has waived any of its material rights under any of the Material Contracts or modified any of the material terms thereof and (z) to the Knowledge of Seller, no other party to any Material Contract is in breach or default in any material respect thereunder.
(b) Each Material Contract is legal, valid, binding, in full force and effect and enforceable, except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization or similar laws affecting creditors’ rights generally or by general equitable principles relating to enforceability.
(c) Section 3.13(c) of the Seller Disclosure Schedule sets forth (i) each Material Customer, (ii) each Material Vendor, and (iii) each Material Contract, in each case designated by Business Component. To the Knowledge of Seller, since January 1, 2009 through the date hereof, (A) no Material Customer has ceased doing business with the Business or materially decreased the amount of business it does with the Business, and (B) neither Seller nor any of its Subsidiaries has received any written notice from any Material Customer to the effect that (y) there has been any material problem with the service Seller or its Subsidiaries provide to any such Material Customer concerning the Business and (z) any such Material Customer will or intends to materially cease doing business with the Business or materially decrease the amount of business it does with the Business, or terminate or fail to renew any Material Contract (but excluding any such Material Contract that was renewed following such notice); provided, that for the purposes of clause (B) of this Section 3.13(c), written notice must be in the form of a letter or facsimile signed by an authorized representative of such Material Customer. To the Knowledge of Seller, since January 1, 2009, neither Seller nor any of its Subsidiaries has received any written notice from any vendor set forth on Section 3.13(c) of the Seller Disclosure Schedule to

the effect that such vendor will or intends to terminate or fail to renew any Material Contract; provided, that any such written notice must be in the form of a letter or facsimile signed by an authorized representative of such Material Customer.
(d) Other than Overhead and Shared Services, there are no Contracts, or obligations or liabilities under any intercompany accounts payable to or among ICX and Seller or any Seller Subsidiary, and none of the Transferred Assets include Contracts between ICX and Seller or any Seller Subsidiary.
(e) Since January 1, 2008, there has not occurred with respect to the Metcalf™ Inter-Carrier SMS (ICSMS) platform (i) any material operational disruption, (ii) any material delay in implementing any scheduled upgrading or maintenance activities, (iii) any material failure to comply with any performance standards or objectives set forth in any Material Customer Contract, or (iv) any failure to correct any material deficiency or condition of which Seller has Knowledge that would cause or result in any of the foregoing (collectively, a “Platform Failure”), which have resulted, or would reasonably be expected to result, in (1) the issuance of any credits by Seller or any of its Subsidiaries that, in the aggregate, exceed $125,000, (2) a material breach of any Material Contract with a customer or other third party or (3) the payment of any material penalties.
SECTION 3.14. Brokers. Except for fees and commissions that will be paid by Seller, no broker, finder or investment banker is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Seller or any of its Affiliates.
SECTION 3.15. Intellectual Property.
(a) The ICX Intellectual Property, together with the Transferred Intellectual Property and the rights conferred under the Intellectual Property License Agreement, the Transition Services Agreement, and the Assumed Contracts, includes, as of the date hereof, all Intellectual Property Rights that are required to conduct the Business substantially in the manner and to the extent currently conducted (other than any Intellectual Property Rights related to Overhead and Shared Services and the Intellectual Property Rights set forth in Section 5.12); provided, however, that the foregoing is not a representation of non-infringement of Intellectual Property Rights, which representation is solely set forth in Section 3.15(d).
(b) ICX, Seller or a Seller Subsidiary exclusively owns and has good and exclusive title to each item of ICX Registered Intellectual Property or Transferred Registered Intellectual Property, as appropriate, and to the extent any Transferred Intellectual Property or ICX Intellectual Property has been obtained pursuant to an Assumed Contract, a valid and enforceable license to use such intellectual property, free and clear of any Liens. Each item of ICX Registered Intellectual Property and Transferred Registered Intellectual Property is valid, subsisting and enforceable and in full force and effect. ICX and/or Seller have taken commercially reasonable actions to maintain and protect the ICX Intellectual Property and the Transferred Intellectual Property (including making filings and payments of maintenance or similar fees for such intellectual property and in protecting trade secrets and other confidential information) and have obtained ownership, to the extent permitted under applicable Law, of the Intellectual Property Rights included in ICX Intellectual Property or the Transferred Intellectual Property authored, developed or otherwise created for ICX, or Seller by their respective employees and contractors. There are no oppositions, cancellations, invalidity proceedings, interferences or re-examination proceedings pending or, to the Knowledge of Seller, threatened with respect to any ICX Registered Intellectual Property or any Transferred Registered Intellectual Property.
(c) Section 1.01(ii) of the Seller Disclosure Schedule sets forth complete and accurate lists of all ICX Registered Intellectual Property and Section 1.01(vi) of the Seller Disclosure Schedule sets forth complete and accurate lists of all Transferred Registered Intellectual Property, identifying, for each item the owner, the patent, application, serial or registration numbers, as applicable, and the jurisdictions where such ICX Registered Intellectual Property or Transferred Registered Intellectual Property, as applicable, is registered or issued or where applications have been filed. Section 1.01(vii) of the Seller Disclosure Schedule sets forth a complete and accurate list of all Transferred Software, identifying for each item, the vendor from which ICX, Seller or any Subsidiary of Seller has the right to use such software.
(d) (i) There is no Action pending or, to the Knowledge of Seller, threatened, and none of Seller, any Seller Subsidiary, or ICX has received written notice within the past two (2) years, challenging the validity, enforceability, use or ownership in any material respect of the ICX Intellectual Property or the Transferred Intellectual Property or asserting that the conduct of the Business or the use of any ICX Intellectual Property or the Transferred Intellectual Property has infringed, misappropriated or otherwise conflicted with any Intellectual Property right of any person in any material respect, (ii) to the Knowledge of Seller, the Business is not infringing, misappropriating or otherwise conflicting with any Intellectual Property Rights of any third party in any material respect and (iii) to the Knowledge of Seller, no third party is infringing, misappropriating or otherwise conflicting with any ICX Intellectual Property or any Transferred Intellectual Property in any material respect.
(e) Notwithstanding anything in this Article III to the contrary, no Section in this Article III shall be construed to extend or modify any representation or warranty made in this Section 3.15, or otherwise make any additional representation or warranty, in each case with respect to ownership, non-infringement, validity, or litigation of any Intellectual Property Rights.
SECTION 3.16. Taxes.
(a) There are no material Tax Liens on the Transferred Assets or the Shares except for Liens for Taxes not yet due and payable.
(b) With respect to the Transferred Assets and Shares, (i) no outstanding deficiency for any material property or sales and use tax, or similar material state, local or foreign tax, has been proposed, asserted or assessed in writing by any tax authority against Seller or its Subsidiaries, and (ii) no tax authority has asserted in writing that Seller or its Subsidiaries has failed to file any Tax Return relating to such taxes as required under applicable law.
(c) With respect to all material amounts in respect of Taxes imposed on or with respect to ICX with respect to all taxable periods or portions thereof ending on or before the Closing Date, all material applicable Tax laws have been or will be complied with by the Closing and all material amounts of such Taxes required to be paid ICX to Taxing Authorities on or before the close of business on the Closing Date have been or will be timely paid on or before the Closing Date, except Taxes not then due and payable or being contested in good faith.

(d) Seller and its Affiliates have timely filed or caused to be filed, or will file or cause to be filed, all material Tax Returns required to be filed on or before the Closing Date (taking into account applicable extensions) with respect to ICX, and all such Tax Returns were (or will be when filed) true, correct and complete.
(e) ICX has not entered into any Tax sharing agreement with any party.
(f) ICX has never voluntarily changed its method of accounting and neither the IRS nor any other Tax authority has initiated or proposed any change in accounting method.
(g) ICX has never entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax law).
(h) ICX does not have, and has never had in any foreign country a permanent establishment, as defined in any applicable tax treaty or convention between the United States and such foreign country.
(i) ICX (x) has never been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return other than a group (the “Seller Group”) the common parent of which is Seller or a Related Person of Seller and (y) has no liability for the Taxes of any Person (other than a member of such Seller Group) under Reg. §1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.
(j) No closing agreements, private letter rulings, technical advance memoranda or similar agreement or rulings have been entered into or issued by any taxing authority with respect to ICX.
(k) Seller has made available to Purchaser before the date hereof true and correct copies of the portions of all material stand alone Tax Returns filed by ICX, including, without limitation, all income Tax Returns relating to ICX for which the statute of limitations remains open as of the date hereof.
(l) ICX has not engaged in (I) any transaction that is the same as, or substantially similar to, a transaction which is a “reportable transaction” for purposes of Treasury Regulations Section 1.6011-4(b) (including any transaction which the IRS has determined to be a “listed transaction” for purposes of Treasury Regulations Section 1.6011-4(b)(2), or would be reportable to a similar extent under any other provision of state, local or foreign Tax law) or (II) any transaction of which it made disclosure to any taxing authority to avoid penalties, and has not participated in any “tax amnesty” or similar program offered by any taxing authority to avoid the assessment of penalties or other additions to Tax.
(m) ICX has never been a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for Tax-free treatment under Section 355(a) of the Code.
(n) ICX is as of the date of this Agreement and will be as of the Closing Date a member of a U.S. federal income tax consolidated group that includes Seller.
SECTION 3.17. Employee Benefit Matters.

(a) Each Seller Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter to that effect from the Internal Revenue Service, and, to the Knowledge of Seller, nothing has occurred since the date of such letter that cannot be cured within the remedial amendment period provided by Section 401(b) of the Code which would prevent any such Seller Benefit Plan from remaining so qualified.
(b) The Seller Benefit Plans are in material compliance with their terms and with applicable Law, including ERISA and the Code and the regulations and government rulings issued thereunder, and, to the Knowledge of Seller, no claim has been made or proceeding commenced with respect to any Seller Benefit Plan that is maintained by Seller or any Seller Subsidiary (other than routine claims for benefits payable in the ordinary course, and appeals of such denied claims).
(c) No circumstance currently exists or is reasonably expected to occur that would reasonably be expected to result in the imposition of a Lien (other than Permitted Liens) under ERISA or the Code against the properties or assets of the Business.
(d) With respect to each Seller Benefit Plans sponsored, maintained or contributed to primarily for the benefit of Employees (or any dependents or beneficiaries thereof) principally employed in countries other than in the United States of America (each a “Foreign Plan”) (i) such Foreign Plan has been sponsored, maintained and contributed to in all material respects in accordance with its terms and all applicable legal requirements (including, without limitation, any registration or approval requirements) of the applicable jurisdiction, and (ii) if intended to qualify for special tax treatment, such Foreign Plan meets all requirements to the extent necessary to obtain such treatment, (iii) no such Foreign Plan is a defined benefit pension plan or provides benefits pursuant to a formula that requires benefits to be funded based on actuarial principles, other than any such Foreign Plan that is required to be maintained by Law in the applicable jurisdiction, (iv) if intended or required to be funded and/or book-reserved, such Foreign Plan has been funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions, (v) full payment has been made or, if applicable, accrued in accordance with country-specific accounting practices, of all the amounts required to have been paid by Seller or any Seller Subsidiaries under the terms of each Foreign Plan or applicable Law as contributions to such Foreign Plan, or with respect to such Foreign Plan, on or prior to the date of this Agreement and (vi) no material liability exists or reasonably could be imposed upon the assets of the Business by reason of such Foreign Plan.
(e) None of the Assumed Liabilities is an obligation to make a payment or is an agreement that under any circumstances could require a payment that would not be deductible under Section 280G of the Code.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER
Purchaser represents and warrants to Seller as follows:
SECTION 4.01. Organization and Good Standing. Purchaser, and each of its Subsidiaries that is or will be a party to any of the Ancillary Agreements, is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Purchaser and each such Subsidiary is duly licensed or qualified to do business in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed or qualified would not reasonably be expected to have, individually or in the aggregate, a materially adverse effect upon Purchaser’s or such Subsidiary’s ability to carry out its obligations under, and to consummate the Transactions.
SECTION 4.02. Authority. Purchaser, and each of its Subsidiaries that is or will be a party thereto, has full power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is or will be a signatory and to perform its obligations hereunder and thereunder. The execution, delivery and performance by Purchaser and each such Subsidiary of this Agreement and each Ancillary Agreement to which it is or will be a signatory has been duly authorized by all requisite corporate action on the part of Purchaser and each such Subsidiary. This Agreement has been, and upon execution each Ancillary Agreement will be, duly executed and delivered by Purchaser and each such Subsidiary that is or will be a party thereto and (assuming due authorization, execution and delivery by Seller and, if applicable in the case of the Ancillary Agreements, by each Subsidiary of Seller that is or will be a party thereto) this Agreement constitutes, and each Ancillary Agreement to which Purchaser or any such Subsidiary is or will be a party constitutes or, when so executed and delivered, will constitute, a legal, valid and binding obligation of Purchaser and each such Subsidiary, enforceable against Purchaser and each such Subsidiary in accordance with its terms, subject only to the effect, if any, of (a) applicable bankruptcy and other similar Laws affecting the rights of creditors generally and (b) Laws governing specific performance, injunctive relief and other equitable remedies.
SECTION 4.03. No Conflict; Consents and Approvals. Subject to the filing by Purchaser of reports under the Exchange Act and as contemplated by the rules of the New York Stock Exchange and the requirements of the HSR Act, and any filings or applications required under the Laws of any non-U.S. jurisdiction, including the European Union or any member state thereof, none of (a) the execution and delivery by Purchaser or, if applicable in the case of the Ancillary Agreements, any of its Subsidiaries, of this Agreement and the Ancillary Agreements to which it is or will be a party, (b) the consummation by Purchaser or any such Subsidiary of the Transactions or (c) the compliance by Purchaser or any such Subsidiary with any of the provisions hereof or thereof, as the case may be, will:
(i) conflict with, or result in the breach of, any provision of the certificate of incorporation or by-laws or other organizational documents of Purchaser or any such Subsidiary;

(ii) require Purchaser or any such Subsidiary to make any filing with, or obtain any Consent from, any Governmental Authority;
(iii) conflict with, violate or result in the breach by Purchaser or any such Subsidiary of any applicable Law; or
(iv) conflict with, violate, result in the breach or termination of or constitute a default under, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument to which Purchaser or any such Subsidiary is a party or signatory or by which any of their respective properties is bound;
except for such matters that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect upon Purchaser’s and its Subsidiaries’ ability to carry out their respective obligations under, and to consummate, or to impede or delay in any material respect the consummation of, the Transactions.
SECTION 4.04. Absence of Litigation. There are no Actions pending or, to the knowledge of Purchaser, threatened to which Purchaser or any of its Affiliates or their properties or assets would be subject that, individually or in the aggregate, would reasonably be expected to have a material adverse effect upon Purchaser’s or its Subsidiaries’ ability to carry out their respective obligations under, and to consummate, or to impede or delay in any material respect the consummation of, the Transactions or that relate to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby.
SECTION 4.05. Exclusivity of Representations and Warranties. Purchaser acknowledges that (a) it and its representatives have been permitted such access to the books and records, facilities, equipment, contracts and other properties and assets of the Business and ICX that Purchaser and its representatives have determined is appropriate, and that it and its representatives have had an opportunity to meet with officers and employees of the Business and ICX to discuss the Business and (b) except for the representations and warranties expressly set forth in Article III or in any Ancillary Agreement (and, in the case of clause (iii) below, the indemnification rights of Purchaser Indemnified Persons in Article X in respect of such representations and warranties), (i) Purchaser has not relied on any representation or warranty from Seller or any other Person in determining to enter into this Agreement, (ii) neither Seller nor any other Person has made any representation or warranty, express or implied, as to the Business (or the value or future thereof), the Transferred Assets, the Assumed Liabilities, ICX or the accuracy or completeness of any information regarding any of the foregoing that Seller or any other Person furnished or made available to Purchaser and its representatives (including any projections, estimates, budgets, offering memoranda, management presentations or due diligence materials) and (iii) except for intentional fraud, none of Seller, its Subsidiaries or any other Person shall have or be subject to any liability to Purchaser or any other Person resulting from the distribution to Purchaser, or Purchaser’s use, of any such information. Without limiting the generality of the foregoing, except as expressly set forth in the representations and warranties in Article III and in the Ancillary Agreements (if any), THERE ARE NO EXPRESS OR IMPLIED WARRANTIES, INCLUDING WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

SECTION 4.06. Financial Ability. Purchaser has available free and unrestricted cash that is sufficient to enable it to consummate the Transactions.
SECTION 4.07. Brokers. Except for fees and commissions that will be paid by Purchaser, no broker, finder or investment banker is entitled to any brokerage, finder’s or similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Purchaser or any of its Affiliates.
ARTICLE V
COVENANTS
SECTION 5.01. Conduct of Business Prior to the Closing. Unless Purchaser otherwise agrees in writing as set forth below (which agreement shall not be unreasonably withheld or delayed) and except (a) as expressly contemplated by this Agreement, (b) as relates to Excluded Assets or Retained Liabilities, (c) as set forth in Section 5.01of the Seller Disclosure Schedule or (d) as required by applicable Law, between the date hereof and the Closing Date, each of ICX, Seller and each Seller Subsidiary shall (i) conduct the Business only in the ordinary course, consistent with past practice in all material respects, (ii) continue to make capital expenditures in accordance with Seller’s 2009 capital plan, and (iii) use its commercially reasonable efforts to keep available the services of the current officers, key employees and consultants of the Business and to preserve the goodwill and current relationships of ICX, Seller and each Seller Subsidiary with each of the customers, suppliers and other Persons with whom the Business has business relations as is reasonably necessary to preserve substantially intact the Business. Without limiting the foregoing, and as an extension thereof, except as set forth in the Seller Disclosure Schedule, as otherwise expressly contemplated by this Agreement, as required by applicable Law or as otherwise agreed in writing by Purchaser (which agreement shall not be unreasonably withheld or delayed), neither ICX, Seller nor any Seller Subsidiary shall, between the date hereof and the Closing Date, directly or indirectly, do, or agree to do, any of the following:
(i) distribute, sell, assign, transfer, lease, abandon or otherwise dispose of any interest in, any of the Transferred Assets or the assets of ICX (except cash held by ICX) which distribution, sale, assignment, transfer, lease, abandonment or disposition is material, individually or in the aggregate, to the Business taken as a whole, other than sales or licenses of goods or services in the ordinary course of business consistent with past practice;
(ii) distribute, sell, assign, transfer, lease or otherwise dispose of any interest in, or incur a Lien upon, any of the Shares;
(iii) grant any Lien, or permit or suffer to exist any Lien other than a Permitted Lien, on any of the Transferred Assets or assets owned by ICX, or cancel any material debts or settle, discharge or waive any material claims or rights pertaining to the Business, the Transferred Assets or assets owned by ICX;
(iv) materially change, amend or otherwise modify or terminate any Material Contract, Material Real Property Lease or any Contract with a Material

Customer or Material Vendor, other than in the ordinary course of business consistent with past practice;
(v) enter into, or become obligated under any Material Contract, Material Real Property Lease or any Contract with a Material Customer or Material Vendor, other than in the ordinary course of business consistent with past practice;
(vi) materially delay or materially postpone the payment of accounts payable or other liabilities or accrue any expenses outside the ordinary course of business consistent with past practice, or accelerate the prepayment of any accounts receivable or accelerate billings or recognize revenue outside the ordinary course of business consistent with past practice;
(vii) amend or terminate without cause any employment agreement or enter into any new employment agreement with any Employee providing for base salary in excess of $175,000 per year, for a term longer than one year, or providing a benefit upon a change in control;
(viii) as for ICX only, merge or consolidate with, or agree to merge or consolidate with, or purchase substantially all of the assets of, or otherwise acquire, any business, business organization or division thereof, of any other Person;
(ix) as for ICX only, except with respect to endorsement of negotiable instruments in the ordinary course of business consistent with past practice, incur, assume or guarantee any Indebtedness, except for (A) purchase money borrowings and capitalized leases in the ordinary course of business in principal amount not exceeding $250,000 in the aggregate, or (B) Indebtedness owed between ICX and an Affiliate of Seller that will be repaid on or prior to Closing;
(x) make or change any material Tax election, change an annual accounting period, adopt or change any accounting method with respect to ICX that would adversely affect the tax treatment of ICX for Purchaser;
(xi) fail to maintain in effect insurance of such types, covering such risks and with amounts and deductibles as are in place on the date of this Agreement solely with respect to the Business and the Transferred Assets;
(xii) grant any rights or licenses or transfer to any Person any rights to any ICX Intellectual Property or that is intended to be Transferred Intellectual Property, other than in the ordinary course of business consistent with past practice, or make or enter into any covenants and agreements not to assert or enforce rights in or with respect to such intellectual property;
(xiii) fail to take reasonable actions to maintain and protect the ICX Intellectual Property and the Transferred Intellectual Property (including making filings and payments of maintenance or similar fees required or reasonably necessary) other than in the ordinary course of business consistent with past practice;

(xiv) change, amend or otherwise modify any accounting practice or policy or procedure with respect to the Business, except as required by US GAAP or applicable Law; or
(xv) authorize, or commit or agree to take, any of the foregoing actions.
If ICX, Seller or a Seller Subsidiary desire to take any action described in this Section 5.01, Seller may, prior to any such action being taken, request Purchaser’s consent via an electronic mail and facsimile (with transmission confirmed) to the individuals listed on Exhibit F. Purchaser shall be deemed to have consented to such action unless Purchaser notifies Seller in writing by 11:59 p.m. (Eastern time) on the fifth Business Day following delivery of all notices required in the preceding sentence that Purchaser does not consent to such action.
SECTION 5.02. Access to Information; Advice of Changes.
(a) Prior to the Closing, Seller shall, and shall cause its Subsidiaries to, (i) give Purchaser and its authorized representatives, upon reasonable advance notice and during regular business hours, reasonable access to all books, records, personnel, officers and other facilities and properties of the Business and ICX, (ii) permit Purchaser to make such copies and inspections thereof, upon reasonable advance notice and during regular business hours, as Purchaser may reasonably request, (iii) provide Purchaser with access to information regarding any discussions with customers of the Business regarding the transactions contemplated by this Agreement and any customer Consents as Purchaser may reasonably request, and (iv) cause the officers of Seller and its Subsidiaries to furnish Purchaser with such unaudited financial and operating data and other information with respect to the Business and ICX as is regularly prepared in the ordinary course that Purchaser may from time to time reasonably request; provided, however, that any such access shall be conducted in accordance with Law (including any applicable antitrust or competition law), at a reasonable time, under the supervision of Seller’s personnel and in such a manner as to maintain confidentiality and not to interfere with the normal operations of the businesses of Seller and its Subsidiaries; and provided further, however, that any unaudited financial and operating data may include information with respect to M-Qube and the mobile delivery gateway business which is currently included in the internal reports related to the broader business bundle that incorporates the Business and ICX.. Seller shall also cooperate with Purchaser’s reasonable requests in transition and integration planning for the Business, subject to compliance with applicable Laws and at Purchaser’s risk and expense.
(b) Notwithstanding anything contained in this or any other agreement between Purchaser and Seller executed on or prior to the date hereof, Seller shall not have any obligation to make available to Purchaser or its representatives, or provide Purchaser or its representatives with, (i) any Tax Return filed by Seller or any of its Affiliates or predecessors, or any related material, except to the extent relating solely to the Transferred Assets, or (ii) any information if making such information available would (A) jeopardize any attorney-client or other legal privilege or (B) contravene any applicable Law or agreement (including any confidentiality agreement to which Seller or any its Affiliates is a party), so long as Seller has taken all commercially reasonable steps (including requests for waivers) to enable otherwise required disclosure to Purchaser to occur without so jeopardizing privilege or contravening such Law, duty or agreement. If any material is withheld by such party pursuant to the preceding sentence, Seller shall inform Purchaser as to the general nature of what is being withheld.

(c) From and after the date of this Agreement until the Closing, each party hereto shall promptly notify the other party of the failure of the other party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by the other party pursuant to this Agreement of which the notifying party becomes aware and which would reasonably be expected to result in any condition to the obligations of the other party to effect the transactions provided for in this Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.02(c) (i) shall not cure any breach of any representation or warranty requiring disclosure of such matter at or prior to the execution of this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice and (ii) shall not be given any effect for the purpose of (x) determining the accuracy of any of the representations and warranties made by the party providing such notice or (y) determining whether any of the conditions set forth in Article VIII has been satisfied.
SECTION 5.03. Confidentiality; Publicity.
(a) The terms of the Mutual Non-Disclosure Agreement, dated as of December 14, 2007, as amended on June 3, 2008, between Seller and Syniverse Technologies (the “Confidentiality Agreement”) are hereby incorporated herein by reference and shall continue in full force and effect and survive the Closing, except that the non-disclosure and non-use obligations of Purchaser under the Confidentiality Agreement in respect of information about ICX and the Business shall terminate at the Closing. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in all respects.
(b) Seller covenants that, from and after the Closing Date, without the prior consent of Purchaser, it will not, and will not permit any of its Subsidiaries, or any of its or their respective directors, officers, employees or agents to, disclose to any Person information to the extent relating to or concerning the Business, the Transferred Assets or the Assumed Liabilities in each case obtained by or in the possession of Seller or any of its Subsidiaries prior to the Closing (the “Business Confidential Information”). Notwithstanding anything to the contrary herein, Business Confidential Information may be disclosed without the consent of Purchaser (i) to any Person to the extent such Persons need to know such information for purposes of the Transactions contemplated, Taxes, accounting, litigation, audits and other matters reasonably necessary in respect of the ownership by Seller and the Seller Subsidiaries prior to the Closing of the Transferred Assets or the Business, (ii) if required to be made under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or any other Law or the rules of any relevant securities exchange. Business Confidential Information shall not include any (x) information that is publicly available, either before or after the Closing Date, except through a violation of this Agreement, (y) has been lawfully acquired after the Closing Date by Seller or any of its Subsidiaries on a non-confidential basis from sources other than Purchaser, provided that such source is not known to Seller to be bound by any obligation of confidentiality with Purchaser or any its Affiliates or representatives, or (z) is independently developed without reference to the Business Confidential Information.
(c) In the event that Seller or any of its Affiliates is requested or required by documents subpoena, civil investigative demand, interrogatories, requests for information, or other similar process to disclose any Business Confidential Information which otherwise may not be disclosed except as set forth in Section 5.04(b), Seller or such Affiliate will, to the extent permitted, provide reasonable notice to Purchaser of such request or demand or other similar process so that Purchaser may seek an appropriate protective order or, if such request, demand or other similar process is mandatory, Purchaser shall waive compliance with the provisions of Section 5.04(b), as appropriate.
(d) Neither of the parties shall issue any press release or make any public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of (i) Seller, in the event the disclosing party is Purchaser, or (ii) Purchaser, in the event the disclosing party is Seller, in each case such consent not to be unreasonably withheld or delayed, except each party may make such disclosure to the extent so required pursuant to an applicable requirement of Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, provided that each party shall give the other a reasonable opportunity to review and comment upon such disclosure to the extent practicable.
SECTION 5.04. Efforts and Actions to Cause the Closing to Occur.
(a) Prior to the Closing, upon the terms and subject to the conditions of this Agreement, Seller shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do or cause the conditions set forth in Section 8.01 and Section 8.03 to be satisfied, and Purchaser shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do or cause the conditions set forth in Section 8.01 and Section 8.02 to be satisfied. Without limiting the foregoing, Seller and Purchaser shall (i) prepare and file all forms, registrations and notices that Purchaser and Seller mutually agree are appropriate and necessary to be filed with Governmental Authorities and other Persons necessary to consummate the Closing and take such actions as are necessary to obtain any requisite Consent, (ii) seek to prevent the initiation of any Action by any Governmental Authority and defend any Actions by or before any Governmental Authority challenging this Agreement or the consummation of the Closing and (iii) appeal or otherwise cause to be lifted or rescinded any Governmental Order adversely affecting the ability of the parties to consummate the Closing. In furtherance of and not in limitation of the foregoing, each of Purchaser and Seller agrees to make or cause to be made an appropriate filing of any Notification and Report Form required pursuant to the HSR Act and any filings or applications that Purchaser and Seller mutually agree are appropriate and necessary under the Laws of any non-U.S. jurisdiction, including the European Union or any member state thereof, as soon as practicable after the date hereof. Notwithstanding anything in this Section 5.04(a) to the contrary, neither Purchaser nor Seller shall be obligated to make any payment or deliver anything of material value to any third party (other than filing and application fees to Governmental Authorities) in order to obtain any Consent.
(b) If any party hereto or Affiliate thereof receives a request for information or documentary material from any Governmental Authority with respect to this Agreement or any of the transactions contemplated hereby, then such party shall endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such information and/or documentary request.
(c) The parties shall keep each other reasonably apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and work cooperatively in connection with obtaining the requisite Consents of each applicable Governmental Authority, including:

(i) cooperating with each other in connection with filings under the HSR Act, other antitrust or trade regulation Laws of any jurisdiction, and any Laws regulating foreign investment of any jurisdiction in connection with the transactions contemplated by this Agreement;
(ii) furnishing to the other party all information within its possession that is required for any application or other filing to be made by the other party pursuant to the HSR Act, other competition Laws of any jurisdiction, or any Laws regulating foreign investment of any jurisdiction in connection with the transactions contemplated by this Agreement;
(iii) promptly notifying each other of any communications from or with any Governmental Authority with respect to the transactions contemplated by this Agreement;
(iv) not participating in any substantive meetings, discussions or presentations, whether in-person, telephonically, or via any other means, with any Governmental Authority in connection with proceedings under or relating to the HSR Act, other competition Laws of any jurisdiction, or Laws regulating foreign investment of any jurisdiction in connection with the transactions contemplated by this Agreement, unless it consults with the other party in advance, and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate thereat; and
(v) consulting and cooperating with one another in connection with all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act, competition Laws of any jurisdiction, or Laws regulating foreign investment of any jurisdiction, in connection with the transactions contemplated by this Agreement.
(d) Nothing in this Section 5.04 shall be deemed to require Purchaser or any Subsidiary of Purchaser to agree to (i) dispose of or transfer any asset or business; (ii) license or otherwise make available to any Person any technology or other intellectual property rights associated with any such asset or business; (iii) hold separate any assets or operations (either before or after the Closing Date) or (iv) change or modify any course of conduct or otherwise making any commitment (to any Governmental Authority or otherwise) regarding future operations of Purchaser’s or any of its Subsidiaries’ businesses.
(e) Prior to deciding whether to provide any commitment to any antitrust, competition or similar Governmental Authority granting an additional time period to review the Transactions or committing not to close the Transactions during such review period or to deciding whether to withdraw and refile any filing made under the HSR Act (any such commitment or decision, an “Antitrust Extension Decision”), each of Purchaser and Seller will consult with and consider in good faith the views of the other in connection therewith. Subject to the immediately preceding sentence, (i) during the period from the date hereof until June 30, 2010, Purchaser shall have the sole right to make any Antitrust Extension Decision without Seller’s consent and (ii) from and after June 30, 2010, any Antitrust Extension Decision shall require the consent of each of Purchaser and Seller, which consent shall not be unreasonably withheld or delayed.
SECTION 5.05. Bulk Sales. Purchaser hereby waives compliance by ICX, Seller and the Subsidiaries of Seller with any applicable bulk sale or bulk transfer Laws of any jurisdiction in connection with the sale of the Business and the Transferred Assets to Purchaser.
SECTION 5.06. Insurance. Effective as of the Closing, ICX and the Business shall cease to be insured by the insurance policies of Seller and its Subsidiaries.
SECTION 5.07. Certain Services and Benefits Provided by Affiliates. Except as otherwise expressly provided in the Transition Services Agreement, all Overhead and Shared Services provided to the Business or ICX shall cease as of the Closing.
SECTION 5.08. Further Action.
(a) From and after the Closing Date, each of the parties shall execute and deliver such documents and other papers and take such further actions as may reasonably be required to carry out the provisions of this Agreement and the Ancillary Agreements and give effect to the Transactions, including the execution and delivery of such assignments, deeds and other documents as may be necessary to transfer any Transferred Assets as provided in this Agreement. Without limiting the foregoing, from and after the Closing (i) Seller and the Seller Subsidiaries shall do all things necessary, proper or advisable as reasonably requested by Purchaser in order to put Purchaser in effective possession, ownership and control of the Transferred Assets, and Purchaser shall cooperate with Seller for such purpose, including obtaining consents from any third parties to the extent necessary to transfer any Assumed Contract to Purchaser (or its designated Affiliates) and (ii) Purchaser shall (and shall cause its Subsidiaries to) do all things necessary, proper or advisable as reasonably requested by Seller (A) to transfer to Seller (or such other Person as Seller shall indicate) any Excluded Assets that Purchaser may possess and (B) to assure that Purchaser, rather than Seller or any Seller Subsidiary, is the obligor in respect of all Assumed Liabilities, including by novating any Assumed Contract that is a Nonassignable Asset to Purchaser and seeking to cause the counterparty to any Shared Contract to enter into a new agreement with Purchaser with respect to the matters addressed in such Shared Contract, and Seller shall cooperate with Purchaser for such purposes, provided that neither Purchaser nor Seller shall be obligated to make any payment or deliver anything of value to any third party (other than filing and application fees to Governmental Authorities, which shall be split equally between Seller and Purchaser) in order to obtain any Consent to the transfer of Transferred Assets or the assumption of Assumed Liabilities. If, at any time within six (6) months after the Closing, any party discovers any material right, service, property or assets used or held for use by Seller or any of its Subsidiaries in connection with owning and operating the Business prior to the Closing that is not an Excluded Asset and was not transferred or provided to Purchaser as of the Closing, (i) if such right, service, property or asset was used or held for use by Seller prior to the Closing exclusively in connection with owning and operating the Business, the parties shall take all commercially reasonable actions to effect the transfer thereof to Purchaser, (ii) if such right, service, property or asset was used or held for use by Seller prior to the Closing primarily in connection with owning and operating the Business, the parties shall take all commercially reasonable actions to effect the transfer thereof to Purchaser and the parties shall arrange for Purchaser to provide Seller the benefit of such right, service, property or asset for use in Seller’s retained business following the Closing, and (iii) in all other cases, the parties shall use commercially reasonable efforts to arrange for Seller to provide Purchaser the benefit of such right, service, property or asset for use in the Business following the Closing pursuant to the terms of the Transition Services Agreement; provided that (x) upon the transfer to Purchaser under clause (i) or (ii) above of any right, service, property or asset, Purchaser shall assume any corresponding liability and (y) neither Purchaser nor Seller shall be obligated to make any payment or deliver anything of value to any third party (other than filing and application fees to Governmental Authorities, which shall be split equally between Seller and Purchaser) in order to effect any transfer described in this sentence.
(b) Purchaser shall, upon the request of Seller, and at no cost to Seller (other than reimbursement of out-of-pocket expenses), make the Transferred Employees available at reasonable times and cooperate in all reasonable respects with Seller and the Seller Subsidiaries in the preparation for, and defense of, any lawsuit, arbitration or other Action (whether disclosed or not disclosed in the Seller Disclosure Schedule) filed or claimed against Seller or any of its Affiliates or any of the respective agents, directors, officers and employees of Seller and its Affiliates, whether currently pending or asserted in the future, concerning the operation or conduct of the Business prior to the Closing Date (including any Retained Litigation), except with respect to any Actions between Seller and Purchaser that may arise as a result of this Agreement and the transactions contemplated hereby.
SECTION 5.09. Ancillary Agreements; ATLAS Sublicense.
(a) On the Closing Date, each of Purchaser and Seller shall (and, if applicable, each shall cause its Subsidiaries) execute and deliver each of the Ancillary Agreements to which it is a party if such Ancillary Agreement has not been executed on the date hereof. Seller and ICX shall not amend or waive any term of the Contribution Agreement without Purchaser’s prior consent (which consent shall not be unreasonably withheld or delayed).
(b) From and after the date hereof, Purchaser shall execute and deliver the ATLAS Sublicense to Seller, and Seller shall deliver such executed ATLAS Sublicense to TNS and use its commercially reasonable efforts to cause TNS to execute and deliver the ATLAS Sublicense to Purchaser as soon as practicable. In the event TNS fails to deliver an executed ATLAS Sublicense to Purchaser within five (5) days prior to the Closing, Seller shall provide to TNS a written waiver of TNS’s obligation to obtain an ATLAS Sublicense and Seller and Purchaser agree to execute a license between themselves, effective as of the Closing, providing for substantially similar rights and obligations as contained in the ATLAS Sublicense to the extent necessary for Purchaser to utilize the services being provided to Purchaser by TNS using ATLAS. In the event that TNS purports to terminate the ATLAS Sublicense to Purchaser pursuant to Section 7.01 of the ATLAS Sublicense prior to May 1, 2012 and there is no independent right of TNS to terminate the ATLAS Sublicense pursuant to Section 7.02 thereof, Seller and Purchaser agree to enter into a license agreement that provides Purchaser with substantially similar rights and obligations as are set forth in the Atlas Sublicense, to the extent necessary for Purchaser to utilize the services being provided to Purchaser by TNS using ATLAS.
SECTION 5.10. Maintenance of Books and Records. After the Closing Date, each of the parties hereto shall, and Purchaser shall cause ICX to, preserve, until at least the fifth anniversary of the Closing Date, all pre-Closing Date records to the extent relating to the

Business possessed or to be possessed by such Person. After the Closing Date and up until at least the fifth anniversary of the Closing Date, upon any reasonable request from a party hereto or its representatives, the party holding such records shall (a) provide to the requesting party or its representatives reasonable access to such records during normal business hours and (b) permit the requesting party or its representatives to make copies of such records, in each case at no cost to the requesting party or its representatives (other than for reasonable out-of-pocket expenses); provided, however, that nothing herein shall require either party to disclose any information to the other if such disclosure would jeopardize any attorney-client or other legal privilege or contravene any applicable Law, fiduciary duty or agreement (it being understood that each party shall cooperate in any reasonable efforts and requests for waivers that would enable otherwise required disclosure to the other party to occur without so jeopardizing privilege or contravening such Law, duty or agreement) or require either party to disclose its Tax records. Such records may be sought under this Section 5.10 for any reasonable purpose, including to the extent reasonably required in connection with accounting, litigation, federal securities disclosure or other similar needs of the party seeking such records (other than claims between Seller and Purchaser or any of their respective Subsidiaries under this Agreement or any Ancillary Agreement). Notwithstanding the foregoing, (i) any and all such records may be destroyed by a party if such destroying party sends to the other party hereto written notice of its intent to destroy such records, specifying in reasonable detail the contents of the records to be destroyed; such records may then be destroyed after the 60th day following such notice unless the other party hereto notifies the destroying party that such other party desires to obtain possession of such records, in which event the destroying party shall transfer the records to such requesting party and such requesting party shall pay all reasonable expenses of the destroying party in connection therewith and (ii) no party shall be required to provide the other party access to, or copies of, any Tax Returns.
SECTION 5.11. Deletion of Non-Transferred Software. Purchaser agrees that, on and following the Closing Date, Purchaser shall not use and shall cause each of its Affiliates not to use any software or computer databases loaded on the Transferred Equipment or on the equipment of ICX as of the Closing Date, unless licenses to such software or computer databases are included in the Transferred Assets or ICX or Purchaser otherwise have the right to use them pursuant to the Intellectual Property License Agreement or Transition Services Agreement or otherwise. Purchaser shall, and shall cause ICX to, as soon as is reasonably practicable, and in any event no later than 45 days following the Closing Date, delete all such software and computer databases from any of the Transferred Equipment and ICX’s equipment on which it is installed.
SECTION 5.12. Use of Seller’s Trademarks and Logos. Except as expressly provided in the Intellectual Property License Agreement, Purchaser shall not have the right to use, and shall promptly cease and desist from all use of, the name “VeriSign” or any trade names, trademarks, identifying logos or service marks owned by Seller or any of its Subsidiaries (other than as part of the Transferred Intellectual Property) or employing the word “VeriSign” or any part or variation of any of the foregoing or any confusingly similar trade names, trademarks or logos to any of the foregoing (collectively, the “Seller’s Trademarks and Logos”) and will use Purchaser’s existing (prior to the Closing Date) trade names, trademarks, identifying logos and services marks or adopt new trade names, trademarks, identifying logos and service marks related thereto which are not confusingly similar to Seller’s Trademarks and Logos. Without prejudice to Purchaser’s obligation to cease and desist from the use of Seller’s Trademarks and Logos, Purchaser shall not use Seller’s Trademarks and Logos in any manner that might dilute, tarnish, disparage or reflect adversely on Seller or Seller’s Trademarks and Logos or result in any Liability to Seller.
SECTION 5.13. Seller Guarantees and Other Credit Support of the Business. Following the Closing, Purchaser will use its commercially reasonable efforts to procure the release by the applicable counterparty, as soon as reasonably practicable but in no event later than 60 days after the Closing Date, of any continuing obligation of Seller or any Subsidiary of Seller with respect to any Assumed Contract, Shared Contract or Contract binding ICX (including any guarantee or credit support provided by, or any letter of credit posted by, Seller or any such Seller Subsidiary), provided, however, that Purchaser shall not be obligated to make any payment or deliver anything of value to any such counterparty or other third party in order to procure such release, and, unless otherwise indemnifiable by Seller under Section 10.01(a), will indemnify and hold harmless Seller and the Subsidiaries of Seller from and against any Loss resulting from or relating to any such obligation. Without limiting the generality of the foregoing, following the Closing, Purchaser will (a) use its commercially reasonable efforts (except for the payment or delivery of anything of value) to procure the release by the applicable counterparty of any continuing obligation of Seller or any such Subsidiary of Seller with respect to the guarantees or other credit support set forth in Section 5.13 of the Seller Disclosure Schedule and (b) unless otherwise indemnifiable by Seller under Section 10.01(a), indemnify and hold harmless Seller and each such Subsidiary of Seller from and against any Loss resulting from or relating to any continuing obligation of Seller or any such Subsidiary of Seller with respect to any such guarantee or other credit support.
SECTION 5.14. Release of Outgoing Directors and Officers. Purchaser shall cause ICX to irrevocably release and discharge, effective as of the Closing Date, the directors and officers of ICX who will have resigned from their offices as contemplated in Section 2.06(b) from and against any and all past, existing or future, claims, demands, obligations and Liabilities, whether known or unknown, suspected or unsuspected, at law or in equity, arising from or related to any act or omission by any of those individuals in their capacity of directors or officers of ICX prior to the Closing Date; provided, that such release and discharge shall be without prejudice to any rights of Purchaser under Article X.
SECTION 5.15. Retained Litigation.
(a) From and after the Closing, Seller shall retain full control and responsibility for the defense, negotiation or settlement of, and any other action or decision relating to the Actions pending against Seller, Subsidiaries of Seller and/or ICX in relation to the Business that are listed in Section 5.15(a) of the Seller Disclosure Schedule (collectively, the “Retained Litigation”). The Retained Litigation includes the “Picturemail Retained Litigation”, the “MDG Retained Litigation” and the “Other Retained Litigation”, in each case as specified on Section 5.15(a) of such Schedule, and, immediately prior to the Closing, Seller shall deliver to Purchaser a supplement to Section 5.15(a) of the Seller Disclosure Schedule adding any Actions commenced after the date hereof that included claims substantially similar to the claims in such Actions that have been commenced prior to the date hereof (and “Retained Litigation” shall be deemed to include any such additional Actions). Notwithstanding the foregoing (or other provision of this Agreement), Seller shall not settle any Retained Litigation without Purchaser’s prior written consent (which consent shall not be unreasonably withheld or delayed) unless the relief provided by such settlement would not (i) impose any material obligations or restrictions on the Business or (ii), in the case the MDG

Retained Litigation and Other Retained Litigation, impose any Loss on Purchaser or the Business after the Closing Date that is not indemnifiable by Seller under Section 10.01(a) or (iii), in the case of the Picturemail Retained Litigation, impose any Loss on Purchaser or the Business after the Closing Date in excess of the amount set forth in Section 10.01(b)(v) that is not indemnifiable by Seller under Section 10.01(a). For the purposes of determining the indemnification obligations of Seller and Purchaser under Section 10.01(a)(vi) and Section 10.01(b)(v), respectively, Seller shall make a reasonable allocation between the pre-Closing and post-Closing periods of any Loss arising from any settlement of the Picturemail Retained Litigation. Purchaser may at any time elect to retain separate counsel of its choice to represent Purchaser and/or any of its Subsidiaries, including ICX, in connection with any Retained Litigation, and Purchaser shall pay the fees, charges and disbursements of such counsel; provided that (i) Seller shall have the right to approve the identity of such counsel, such approval not to be unreasonably withheld or delayed, and (ii) such counsel shall have a passive and advisory role only and shall not have the right to control any aspect of the defense or counterclaim (if any) in respect of any Retained Litigation.
(b) In addition, and without prejudice to Purchaser’s obligations under Section 5.08(b) and Section 5.10, Purchaser shall, and shall cause its Affiliates, including ICX, subject to reimbursement of all out-of-pocket costs incurred by Purchaser and its Affiliates, to:
(i) cooperate and/or provide assistance, as reasonably requested by Seller, in connection with the defense, negotiation or settlement of any Retained Litigation;
(ii) cooperate with Seller’s requests to modify the operation of the Picturemail Business as Seller may reasonably deem necessary or advisable to minimize potential liability under the Picturemail Retained Litigation, provided that, for the avoidance of doubt, any unreimbursed Losses incurred by Purchaser as a result of doing so shall be taken into account for purposes of Section 10.01(a)(vi) and Section 10.01(b)(v);
(iii) make available to Seller individuals that are employed by Purchaser and its Subsidiaries in a timely manner to provide testimony through declarations, affidavits, depositions, or at hearing or trial and to assist Seller in preparation for such events consistent with deadlines dictated by particular Retained Litigation; and
(iv) provide Seller with such documents and data relating to the Business, consistent with deadlines dictated by a particular matter, as required by legal procedure or court order, or if reasonably requested by Seller, in relation to any Retained Litigation.
(c) In the event that a final non-appealable judgment is entered in connection with any Picturemail Retained Litigation (a “Picturemail Judgment”) and such judgment restricts Purchaser or any Subsidiary of Purchaser from continuing to operate the Picturemail Business in substantially the manner that the Picturemail Business is operated on the date hereof, Seller shall, at its option and within ninety (90) days from entry of such judgment, either (i) pay to Purchaser [***] or (ii) deliver to Purchaser a fully paid up transferable perpetual license (or such other intellectual property rights) that would permit Purchaser (or such Subsidiary) to

***	Confidential material redacted pursuant to a request for confidential treatment and filed separately with the Commission.

continue to operate the Business in such manner. Purchaser’s rights under this Section 5.15(c) shall be the sole and exclusive remedy of any Purchaser Indemnified Person in respect of Losses that arise out of any such restriction.
SECTION 5.16. Non-Solicitation. Seller agrees that for a period of one (1) year from and after the Closing Date, Seller shall not, and shall cause its Affiliates (other than Affiliates that are natural persons) not to, directly or indirectly, solicit to hire or hire any Transferred Employee, unless such Person ceased to be an employee of Purchaser or its Subsidiaries prior to such action by Seller or its Affiliates, or, in the case of such Person’s voluntary termination of employment with Purchaser or its Subsidiaries, at least three months prior to such action by Seller or its Affiliates. Notwithstanding the foregoing, the restrictions set forth in this Section 5.16 prohibiting solicitation of employment shall not apply to bona fide general solicitations of, or advertisements for, employment placed by Seller or its Affiliates that are not specifically targeted at such Persons. In addition, neither Seller nor any of its Affiliates (other than Affiliates that are natural persons) shall directly, or indirectly through another Person, for so long as Seller shall have continuing obligations under Section 5.17 below, call on, solicit or service any customer, supplier, licensee, licensor or other business relation of Purchaser or any of its Affiliates in order to induce or attempt to induce such Person to cease doing business with Purchaser or any of its Affiliates with respect to the Business, or in any way interfere with the relationship between any such customer, supplier, licensee or business relation with respect to the Business and Purchaser or any of its Affiliates (including making any negative statements or communications with respect to the Business about Purchaser or any of its Affiliates). For purposes of this Section 5.16, the term Affiliate (when used in the context of Seller) shall not include any Person that, after the Closing Date, acquires control of Seller (an “Acquiring Person”) or any Subsidiary of an Acquiring Person (other than Seller and its Subsidiaries at the time of such acquisition of control) (an “Acquiring Person Subsidiary”) that does not use information regarding the identities of Transferred Employees for purposes of taking action that would otherwise be prohibited by this Section 5.16.
SECTION 5.17. Noncompetition.
(a) Subject to Section 5.17(b) below, in consideration of Purchaser entering into this Agreement and in order that Purchaser may enjoy the full benefit of the Transferred Assets and the Business, for a period from and after the Closing Date until June 30, 2013 (the “Noncompetition Period”), neither Seller nor any of its Affiliates (other than Affiliates that are natural persons) shall, directly or indirectly, carry on, or participate in, a business which is directly in competition with the Business (any such restricted activity, a “Competitive Business”); provided, that for purposes of this Section 5.17, the term Affiliate shall not include any Acquiring Person or any Acquiring Person Subsidiary so long as neither the Acquiring Person, any Acquiring Person Subsidiary nor their respective directors, officers or employees use any Business Confidential Information in any material respect in connection with any Competitive Business.
(b) Nothing in this Section 5.17 shall restrict the right of Seller and its Affiliates to, directly or indirectly:
(i) continue to operate each of the businesses of Seller other than the Business (the “Existing Businesses”) in substantially the same manner as the Existing Businesses are currently conducted (including any business substantially similar to an Existing Business acquired by Seller or any of its Affiliates on or after the Closing Date to the extent such business is thereafter conducted in substantially the same manner as the Existing Businesses are currently conducted);
(ii) transfer any Existing Business to any third party (including any third party engaged in a Competitive Business);
(iii) provide any service or carry out any activity that Seller or its Subsidiaries will be required to provide or carry out as a result of the adoption of any consensus policy by the Internet Corporation for Assigned Names and Numbers;
(iv) acquire or hold securities of any Person that is engaged in a Competitive Business, provided that such acquisition or holding of securities represents a passive investment that does not exceed 20% of the outstanding voting shares of such Person for Seller or any of its Affiliates and does not give Seller or any of its Affiliates the right to appoint directors or management of such Person or to otherwise exercise control over the management of such Person; or
(v) acquire the majority of the voting securities of any Person, or acquire the assets of a business, that is engaged in a Competitive Business, provided that such Competitive Business (A) is terminated or disposed of within twelve months after completion of such acquisition and (B) represents less than 10% of the revenues generated by such acquired Person or business.
(c) Seller acknowledges and agrees that the remedy at law for any breach, or threatened breach, of any of the provisions of this Section 5.17 will be inadequate and, accordingly, Seller covenants and agrees that Purchaser shall, in addition to any other rights and remedies which Purchaser may have at Law, be entitled to seek equitable relief, including injunctive relief, and to seek the remedy of specific performance with respect to any breach or threatened breach of such covenant, as may be available from any court of competent jurisdiction. Seller hereby waives any requirement for the securing or posting of a bond in connection with seeking any such equitable relief. In addition, Seller and Purchaser agree that the terms of the covenant in this Section 5.17 are fair and reasonable in light of Purchaser’s plans for the Transferred Assets and the Business and are necessary to accomplish the full transfer of the goodwill and other intangible assets contemplated hereby. In the event that any of the covenants contained in this Section 5.17 shall be determined by any court of competent jurisdiction to be unenforceable for any reason whatsoever, then any such provision or provisions shall not be deemed void, and the parties hereto agree that said limits may be modified by the court and that said covenant contained in this Section 5.17 shall be amended in accordance with said modification, it being specifically agreed by the parties that it is their continuing desire that this covenant be enforced to the full extent of its terms and conditions or if a court finds the scope of the covenant unenforceable, the court should redefine the covenant so as to comply with applicable Law.
SECTION 5.18. UCC Termination Statements. Prior to the Closing Date, Seller shall use reasonable best efforts to deliver to Purchaser UCC-3 termination statements or similar documents evidencing the termination of all Liens on the Transferred Assets, other than Permitted Liens.
SECTION 5.19. Direct Connects. Seller shall take all actions as specified in Section 5.19 of the Seller Disclosure Schedule to establish independent “group 1” direct connections for Mobile Enterprise Solutions. In addition, Purchaser and Seller shall, and Seller shall cause mQube to, enter into the Connectivity Services Agreement, pursuant to the terms specified in Section 5.19 of the Seller Disclosure Schedule. The obligations of the parties under this Section 5.19 shall expire twenty-four (24) months after the Closing.
ARTICLE VI
EMPLOYEE MATTERS
SECTION 6.01. Offers and Terms of Employment.
(a) Seller shall, and shall cause the relevant Subsidiaries of Seller to, terminate, effective as of the Closing Date, the employment of all the Employees listed in Part I of Section 6.01(a) of the Seller Disclosure Schedule (such schedule to be updated no later than two weeks prior to the Closing). No later than three days prior to, and effective as of, the Closing Date, Purchaser shall, or shall cause one of its applicable Subsidiaries to, offer employment to each such Employee (each such Employee, an “Offeree”). Notwithstanding the preceding two sentences, for any such Employee (an “Inactive Employee”) who is inactive on the Closing Date because of a short-term disability or by reason of a leave under the Family and Medical Leave Act (an “FMLA Leave”) such termination of employment and offer of employment shall be effective as of the date such Employee returns to active status, and shall be subject to such Employee returning to active status not later than the expiration of such short-term disability benefits or FMLA Leave. Notwithstanding the foregoing provisions of this Section 6.01(a), for employees located in non-US jurisdictions for whom the transfer of employment mechanism described above would be inconsistent with local requirements (each, a “Non-US TE”), employment shall transfer through assumption of employment contracts or otherwise in compliance with such requirements. Part II of Section 6.01(a) of the Seller Disclosure Schedule sets forth the manner in which the employment of each Non-US TE is intended by the Purchaser and Seller to be transferred. In the event employment of the Non-US TEs cannot be transferred as outlined on Section 6.01(a) of the Seller Disclosure Schedule, then an agreement outlining the actual method of transfer and the allocation of any associated Liabilities shall be created and negotiated in good faith between Seller and Purchaser, but in all events shall be consistent with the terms of this Agreement.
(b) Each Offeree who accepts Purchaser’s or one of its Subsidiaries’ offer of employment, together with each non-U.S. Employee whose employment continues as provided in Section 6.01(a), shall be referred to herein as a “Transferred Employee.” An Offeree who performs work at his then applicable place of employment in the Business on the first Business Day immediately following the Closing Date shall be deemed to have accepted the offer of employment and to be a Transferred Employee for all purposes of this Agreement, it being understood and agreed that Purchaser shall have no obligation to any Transferred Employee who fails to take such action as may be required of him by local law to commence or continue employment with Purchaser. Immediately following the Closing, all Transferred Employees employed in the U.S. will be employed by ICX. Purchaser shall, upon the request of Seller, promptly advise Seller in writing of the terms of employment that were offered to any Offeree who does not become a Transferred Employee. For the avoidance of any doubt any Person, who is not an Offeree and who performs services on behalf of Seller, Seller Subsidiaries, or their Affiliates, for Purchaser and the Business as part of the Transition Services Agreement shall not be a deemed a Transferred Employee.
(c) The Parties agree that offers of employment to Transferred Employees may be subject to such reasonable background and drug screen checks as the Purchaser shall determine, which checks shall be performed following the Closing Date (or initial date of employment for Inactive Employees). Neither Purchaser nor its Affiliates shall have any Liability or responsibility in respect of any such Employee who fails such checks, and no such Employee shall be treated as a Transferred Employee hereunder, except that Purchaser shall bear full responsibility for any Liability relating to the conduct of the checks or any alleged improprieties in the conduct thereof or in the Purchaser’s decision to revoke any offer of employment as a result thereof.
(d) With respect to Employees located in the U.S., Purchaser shall cause each offer of employment pursuant to Section 6.01(a) to provide for an annual base salary or hourly wage rate (as applicable), that is the same as such salary or rate (as applicable) of, or made available to, the relevant Offeree immediately prior to the Closing Date plus, in the case of Employees located in the U.S., a one-time increase in such salary or hourly wage rate (as applicable) equal to the excess of (x) the amount contributed by such Offeree towards the premium for medical benefits provided by Purchaser in the first pay period immediately following the Closing Date, over (y) the amount contributed by such Offeree towards the premium for medical benefits provided by Seller in the last pay period immediately prior to the Closing Date, multiplied by twenty-six (the number of pay periods in one fiscal year), and (i) annual and long-term bonus and incentive compensation opportunities (other than incentive compensation opportunities related to the transactions contemplated by this Agreement), (ii) employee and retirement benefits, and (iii) other terms and conditions of employment (the items in clauses (i), (ii) and (iii) are referred to collectively, as the “Employment Terms”) that are the same as those of a similarly situated employee of Purchaser; provided, that nothing in this sentence shall restrict the ability of Purchaser to implement changes to any such Employment Terms, so long as such changes do not have a materially disproportionate impact on Transferred Employees as compared to other similarly situated employees of Purchaser; and provided further, that in the case of any Offeree whose terms and conditions of employment are subject to collective bargaining or other collective labor representation (as identified in Section 3.11(c) of the Seller Disclosure Schedule), Purchaser shall cause each such offer of employment (or, where applicable, the continuation of employment) to have such Employment Terms as may be required under applicable Law or any applicable collective bargaining or other collective labor agreement.
(e) (i) During the six-month period immediately following the Closing Date or any longer period required by applicable Law (such period, the “Coverage Period”), Purchaser shall, and shall cause its Subsidiaries to, continue to provide each Transferred Employee located in the U.S. with the annual base salary or hourly wage rate (as applicable) and Employment Terms in accordance with Section 6.01(d).
(ii) Section 6.01(e)(ii) of the Seller Disclosure Schedule shall list the employment terms and conditions currently provided to all Transferred Employees located in

non-U.S. jurisdictions. During the Coverage Period, Purchaser shall, and shall cause any of its Subsidiaries that employs a Transferred Employee located in non-U.S. jurisdictions, to provide such Transferred Employees with the same employment terms and conditions as specified on Section 6.01(e)(ii) of the Seller Disclosure Schedule.
(iii) Nothing in this Section 6.01(e) shall restrict the right of Purchaser or a Subsidiary of Purchaser to terminate the employment of any Transferred Employee, provided any such termination is effected in accordance with applicable Law and the terms of any applicable Purchaser Benefit Plan or applicable collective agreement or collective bargaining agreement (as identified in Section 3.11(c) of the Seller Disclosure Schedule).
(f) With respect to any Transferred Employee (other than a Transferred Employee who is covered by a change of control agreement set forth on Section 6.02(b) of the Seller Disclosure Schedule) who, during the Coverage Period, is terminated without cause, Purchaser shall provide, or shall cause its applicable Subsidiary to provide, severance benefits in an amount equal to no less than the greater of (i) six weeks’ base pay of such Transferred Employee, (ii) the severance benefits such Transferred Employee would be entitled to receive under Purchaser’s or such Subsidiary’s severance policies in effect at the time of the Transferred Employee’s termination of employment with Purchaser or such Subsidiary, and (iii) the severance benefits including applicable notice periods such Transferred Employee would be entitled to receive under (A) Seller’s or such Subsidiary’s severance policies or (B) if applicable, Seller’s written agreement with such Transferred Employee, in either case, in effect at the time of the Closing Date. In the event that the greatest of such three amounts paid to any such Transferred Employee (other than a Transferred Employee who is covered by a change of control agreement set forth on Section 6.02(b) of the Seller Disclosure Schedule) is described in clause (iii) above, Seller shall reimburse Purchaser promptly upon the presentation of appropriate documentation evidencing such payment and the circumstances thereof, the excess of the amount (plus the amount of employment taxes actually required to be paid by Purchaser or its Affiliates, excluding, for the purposes of clarity, amounts withheld from the payments themselves, in respect of such amounts) described in clause (iii) over the greater of the amounts described in clauses (i) and (ii).
(g) If any Transferred Employee identified in Section 6.01(a) of the Seller Disclosure Schedule as requiring a visa, work permit or employment pass or other approval for his employment to commence with, or to transfer to or continue with Purchaser or any of its Subsidiaries following the Closing Date, Purchaser shall promptly file any and all necessary applications or documents and shall take all actions needed to secure the necessary visa, permit, pass or other approval, and Seller shall provide such assistance as reasonably requested by Purchaser in connection therewith.
(h) Not later than ten days after the end of each month in the six-month period following the Closing Date, Purchaser shall provide Seller with the information set forth in Section 6.01(h) of the Seller Disclosure Schedule with respect to each Transferred Employee whose employment with Purchaser or any of its Subsidiaries terminated during such month, provided that the information provided following the six-month anniversary of the Closing Date shall cover the entire period since the Closing Date. In addition, Purchaser shall promptly provide Seller with such information as Seller shall reasonably request regarding the circumstances related to the termination of employment of any such Transferred Employee.

SECTION 6.02. Assumption of Liabilities.
(a) Subject to Section 6.02(b) and Section 6.02(c), effective from and after the Closing, Purchaser and its Affiliates shall assume and be solely responsible for all employment and employee benefits-related Liabilities that arise on or after the Closing Date and that relate to Purchaser’s employment, from and after the Closing Date, of any Transferred Employee (or any dependent or beneficiary of such Transferred Employee) and, except as expressly provided herein, neither Seller nor any of its Subsidiaries shall have any Liability with respect to any such Transferred Employee (or any dependent or beneficiary of such Transferred Employee) that relates to such Transferred Employee’s employment with Purchaser or any of its Affiliates.
(b) Seller and its Subsidiaries shall be responsible for, and Purchaser and its Affiliates shall not assume, honor, pay, perform, or reimburse Seller and its Subsidiaries for, any Liabilities of Seller, or any of its Subsidiaries, that have accrued, been incurred, or arise before the Closing Date, to or in respect of any Transferred Employee, including, but not limited to, earned but unpaid salaries, bonuses (including annual and transaction stay bonuses), vacation pay, sick pay, holiday pay, severance pay and other like obligations and payments, Seller equity awards (all of the foregoing which Seller shall have the sole obligation to extinguish as applicable, and pay out to any Transferred Employee); provided, however, that Purchaser shall assume all Liability for (i) accrued but unused vacation time where such Liability is required to be assumed by operation of Law, (ii) under any change in control agreements with Transferred Employees set forth on Section 6.02(b) of the Seller Disclosure Schedule, (iii) as provided in Part II of Section 6.01(a) of the Seller Disclosure Schedule.
(c) (i) Subject to compliance by Purchaser with its obligations under Section 6.01 hereof, as applicable to non-U.S. Transferred Employees and U.S. Employees respectively, from and after the Closing, Seller and its Subsidiaries shall be solely responsible for any and all Liabilities arising in connection with any actual or threatened claim by any non-U.S. Transferred Employee or U.S. Employee who does not become a Transferred Employee, that his employment in connection with the Business or otherwise with Seller or any of its Subsidiaries has been actually or constructively terminated as a direct or indirect result of or otherwise in connection with the consummation of the transactions contemplated by this Agreement.
(ii) Purchaser shall be solely responsible for any and all Liabilities arising in connection with any actual or threatened claim by any U.S. Transferred Employee that his employment in connection with the Business or otherwise with Seller or any of its Subsidiaries has been actually or constructively terminated as a direct or indirect result of or otherwise in connection with the consummation of the transactions contemplated by this Agreement.
(d) Except as otherwise specifically provided in this Article VI, effective from and after the Closing Date, Seller and its Subsidiaries shall remain responsible for any and all employment and employee benefits-related Liabilities of Seller, any of its Subsidiaries or any Seller Benefit Plan incurred or arising out of any period ending on or prior to the Closing Date, to or in respect of any current or former employee of the Business (or any dependent or beneficiary of such employee).
(e) Purchaser shall, or shall cause its Affiliates to, pay the Transferred Employees in respect of annual bonus for the period prior to the Closing Date such amounts as are determined by Seller to be payable, as set forth in a schedule to be provided by Seller to Purchaser, net of any tax withholdings required in respect of such payments. Seller shall, not later than 5 Business Days prior to the date such payments are to be made (as specified by Seller in such schedule), pay to Purchaser the aggregate of such amounts plus the amount of employment taxes actually required to be paid by Purchaser or its Affiliates (excluding, for the purposes of clarity, amounts withheld from the payments themselves) in respect of such amounts. (For the avoidance of doubt, in determining the “employment taxes actually required to be paid,” if an amount required to be paid pursuant to this Section 6.02(e) is in excess of the wages subject to employment taxes already paid in the applicable year (such as amounts required to be paid in excess of wages subject to the non-HI portion of FICA taxes), such amount will not be treated as subject to an employment tax.).
(f) Purchaser shall, or shall cause its Affiliates to, pay the Transferred Employees in respect of any of Seller’s Sales Compensation Plans for the calendar quarter commencing prior to the Closing Date and ending after the Closing date such amounts as are determined by Seller to be payable, as set forth in a schedule to be provided by Seller to Purchaser, net of any tax withholdings required in respect of such payments. Seller shall, not later than 5 Business Days prior to the date such payments are to be made (as specified by Seller in such schedule), pay to Purchaser the aggregate of such amounts plus the amount of employment taxes actually required to be paid by Purchaser or its Affiliates (excluding, for the purposes of clarity, amounts withheld from the payments themselves) in respect of such amounts.
SECTION 6.03. Union Employees and Plans.
(a) Effective as of the Closing Date, Purchaser shall, or shall cause one of its Subsidiaries to, (i) recognize each collective bargaining or other labor representative identified in Section 3.11(c) of the Seller Disclosure Schedule then representing any of the Transferred Employees, and (ii) assume each collective bargaining or other collective labor agreement identified in Section 3.11(c) of the Seller Disclosure Schedule covering any Transferred Employees or the terms and condition of employment of any Transferred Employees. From and after the Closing Date, Purchaser shall, and shall cause its Subsidiaries to, assume, honor, pay and perform all of the Liabilities and obligations under or in respect of each such collective bargaining or other collective labor agreement in accordance with the terms thereof as in effect immediately prior to the Closing Date or as the same may thereafter be amended in accordance with its terms, including all such Liabilities and obligations of Seller or any of its Subsidiaries.
(b) Seller and Purchaser shall cooperate and take all reasonably necessary or appropriate actions with respect to any requirement under applicable Law or any applicable agreement to notify the collective bargaining or other labor representatives of the Employees of this Agreement and/or the transactions contemplated hereby, including any applicable works council, and to provide such information and engage in such notifications, discussions or negotiations with such representatives as may be required by applicable Law or any applicable agreement.
SECTION 6.04. Participation in Purchaser Benefit Plans.
(a) Effective as of the Closing Date, except as otherwise provided in this Article VI, each Transferred Employee shall cease to participate in any Seller Benefit Plan (other than as a former employee of Seller and its Subsidiaries to the extent, if any, permitted by the terms of such Seller Benefit Plan). Effective from and after the Closing, Purchaser shall, or shall cause its applicable Subsidiaries to, establish or have in effect Benefit Plans for the benefit of the Transferred Employees (and their dependents and beneficiaries) in accordance with the requirements of this Article VI and Purchaser’s and its Subsidiaries’ offers of employment.
(b) From and after the Closing Date, Purchaser shall, and shall cause its applicable Subsidiaries to, recognize the service of the Transferred Employees prior to the Closing Date with Seller or any of its Affiliates and any of their respective predecessors as service with Purchaser for all purposes under Purchaser Benefit Plans, including eligibility to participate, vesting, level of benefits and, for purposes of severance and vacation benefits, benefit accrual, except to the extent the recognition of such service would result in the duplication of benefits for the same period of service. From and after the Closing Date, each Transferred Employee shall immediately be eligible to participate, without any waiting time, in any and all Purchaser Benefit Plans. With respect to any Purchaser Benefit Plan that is a medical, dental, or other health plan, Purchaser shall, and shall cause its Subsidiaries to, (i) waive or cause to be waived any pre-existing condition exclusions and requirements that would result in a lack of coverage of any pre-existing condition of a Transferred Employee (or any dependent thereof) that would have been covered under the Seller Benefit Plan in which such Transferred Employee (or eligible and enrolled dependent thereof) was a participant immediately prior to the Closing Date, and credit or cause to be credited any time accrued against applicable waiting periods relating to such pre-existing condition and (ii) waive any health eligibility, actively-at-work or medical examination requirements under such plans.
(c) Purchaser agrees to cause its tax-qualified defined contribution plan for U.S. employees to allow each Transferred Employee who has one or more account balances in Seller’s tax-qualified 401(k) plan to make a “direct rollover” of such account balances (including promissory notes evidencing all outstanding loans) from Seller’s defined contribution plan if such Transferred Employee elects to make such a rollover.
SECTION 6.05. WARN Act Compliance. The parties agree to cooperate in good faith to determine whether any notification may be required under the Worker Adjustment and Retraining Notification Act, as amended (the “WARN Act”), and any similar Law. Purchaser agrees to provide any required notice under the WARN Act, and any similar Law, and to otherwise comply with the WARN Act and any such other similar Law with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) or group termination or similar event affecting Transferred Employees (including as a result of the consummation of the transactions contemplated by this Agreement) and occurring from and after the Closing. Seller shall comply with the WARN Act or any similar Law with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) or group termination or similar event affecting Employees (including as a result of the consummation of the transactions contemplated by this Agreement) and occurring prior to the Closing. During the 90-day period immediately following the Closing, Purchaser agrees to not take and to cause its Subsidiaries not to take, any action that would, alone or in the aggregate, cause the termination of any Employee that occurs on or before the Closing Date to constitute a “plant closing” or “mass layoff” or group termination under the WARN Act or any similar Law, or creates any Liability or penalty to Seller for any employment terminations under applicable Law. On the Closing Date, Seller shall notify Purchaser of any “employment loss” (as that term is defined in the WARN Act) of any Employees in the 90-day period prior to the Closing.

SECTION 6.06. No Amendments or Third-Party Beneficiaries.
(a) Nothing contained in this Agreement shall (i) constitute or be deemed to be an amendment to any Purchaser Benefit Plan or Seller Benefit Plan or (ii) require Purchaser to amend, modify, affect, or terminate any Purchaser Benefit Plan (other than as may be required to reflect the obligations of Purchaser set forth in Article VI).
(b) The provisions of this Article VI are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any Person (including for the avoidance of doubt any Employee), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (with respect to the matters provided for in this Article VI) under or by reason of any provision of this Agreement.
ARTICLE VII
TAX MATTERS
SECTION 7.01. Transfer Taxes. Seller and Purchaser agree that all Transfer Taxes imposed by any Governmental Authority in connection with this Agreement, the Ancillary Agreements and the Transactions, shall be borne equally by Seller (or its applicable Subsidiaries), on the one hand, and Purchaser (or its applicable Subsidiaries), on the other hand, whether levied on Seller, Purchaser or any of their Subsidiaries. In the event that any such Transfer Taxes are required under applicable Law to be collected, remitted or paid by one party or any of its Subsidiaries or any agent thereof (as requested by such party or any of its Subsidiaries), the other party shall (on behalf of itself and of its applicable Subsidiaries) pay half the amount of such Transfer Taxes to the first mentioned party, any of its Subsidiaries or any such agent, as applicable, at the Closing or thereafter, as applicable, as requested of or by the first mentioned party. Notwithstanding the foregoing, all payments due to Seller shall be made without any deduction or withholding on account of any Taxes, except as required by applicable Law in which case the sum payable by Purchaser in respect of which such deduction or withholding is to be made shall be increased to the extent necessary to ensure that, after making such deduction or withholding, Seller receives and retains (free from any Liability in respect thereof) a net sum equal to the sum it would have received but for such deduction or withholding being required.
SECTION 7.02. Tax Characterization of Adjustments. Seller and Purchaser agree to treat, and cause their respective Subsidiaries to treat, all payments made either to or for the benefit of the other under any indemnity provisions of this Agreement and for any misrepresentations or breach of warranty or covenants as adjustments to the Purchase Price for Tax purposes and that such treatment shall govern for purposes hereof.
SECTION 7.03. Parties’ Responsibility. Subject to Section 7.01, Seller, or a relevant Subsidiary of Seller, as applicable, is and shall remain solely responsible for all Tax matters arising from or relating to the Business, ICX and/or the Transferred Assets through the Closing. Purchaser, or a relevant Subsidiary of Purchaser, as applicable, shall be solely responsible for all Tax matters arising from or relating to the Business, ICX and/or the Transferred Assets after the Closing. In the case of any Straddle Period, the amount of any Taxes based on or measured by income or receipts of the Business, ICX and/or the Transferred

Assets for the portion of the Straddle Period up to and through the Closing shall be determined based on an interim closing of the books as though the Taxable period of the Business ended on the Closing. The amount of other Taxes of the Business for the portion of the Straddle Period up to and through the Closing Date shall be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period. The parties shall cooperate with each other concerning all Tax matters.
SECTION 7.04. Tax Returns.
(a) Seller shall be responsible for the timely filing (taking into account any extensions received from the relevant tax authorities) of all Tax Returns required by Law to be filed by, or with respect to, ICX in respect of any period ending on or before the Closing. Such Tax Returns shall be true, correct and complete in all material respects, and all Taxes indicated as due and payable on such Tax Returns shall be paid or will be paid by Seller as and when required by Law.
(b) Purchaser shall be responsible for the timely filing (taking into account any extensions received from the relevant Tax authorities) of all Tax Returns required by Law to be filed by, or with respect to, ICX in respect of any period ending after the Closing Date, it being understood that all taxes indicated as due and payable on such Tax Returns shall be the responsibility of Purchaser, except for such Taxes which are the responsibility of Seller pursuant to Section 7.03. Such Tax Returns shall be prepared on a basis consistent with those prepared for prior taxable periods unless a different treatment of any item is required by an intervening change in Law.
(c) Seller shall be entitled to review and comment on any Tax Return for ICX for any taxable period that is a Straddle Period before it is filed. Purchaser shall submit a draft of any such Tax Return to Seller at least 90 days before the date such Tax Return is required to be filed with the relevant Tax authority. Seller shall have 30 days after the date of receipt thereof to submit to Purchaser in writing Seller’s comments with respect to such Tax Return. Purchaser shall notify Seller within 15 days after receipt of such comments of (a) the extent, if any, to which Purchaser accepts such comments and will file such Tax Return in accordance therewith and (b) the extent, if any, to which Purchaser rejects such comments.
(d) To the extent Purchaser rejects comments of Seller, Purchaser and Seller shall, within 10 days, appoint an independent public accounting firm of nationally recognized standing that does not then audit the books of Purchaser, Seller or any relevant Subsidiary to determine the correct manner for reporting the items that are in dispute. Seller and Purchaser agree promptly to provide to such accounting firm all relevant information, and such accounting firm shall have 30 days to submit its determination. The determination of such accounting firm shall be binding upon the parties and Purchaser shall file such Tax Return in accordance therewith. The fees and expenses of such accounting firm shall be paid one-half by Seller and one-half by Purchaser.
(e) Except as required by Law, neither Purchaser nor any of its Affiliates will amend, re-file, revoke or otherwise modify any Tax Return or Tax election of, or in respect of, ICX or the Transferred Assets with respect to a pre-Closing Tax period or Straddle Period without the prior written consent of Seller.

(f) Notwithstanding the provisions of Section 10.02(b), the Indemnifying Party shall have the right to conduct the defense of and settle any third party claims related to Taxes.
SECTION 7.05. Section 338(h)(10) Election. Seller and Purchaser shall effect, or cause to be effected, the timely filing of a completed Form 8023 and shall take such other steps, including those required by Form 8023 and Treasury Regulation Section 1.338(h)(10)-1, as may be necessary to make effective elections pursuant to Section 338(h)(10) of the Code (and any corresponding election under state or local law) with respect to ICX. Seller shall prepare Form 8883 and similar forms for purposes of state and local taxation concurrently with the preparation of the Allocation Schedule in accordance with Section 2.03(d), and the parties shall take such other actions required pursuant to the Treasury Regulations under Section 338(h)(10) of the Code to report the allocation of the portion of the Purchase Price and Assumed Liabilities with respect to the Shares as allocable thereto in a manner consistent with the principles of Section 2.03 (the “ICX Purchase Price Allocation”). The procedures set forth in Section 2.03(d), including the use of an Accounting Arbitrator, shall also govern any dispute and the resolution thereof with respect to the final ICX Purchase Price Allocation. For all Tax purposes (except with respect to Tax Returns the timely filing of which may not be extended, without the imposition of penalties, until after the ICX Purchase Price Allocation has been finalized), Purchaser and Seller agree (i) to report, and cause their respective Subsidiaries to report, the transactions contemplated by this Agreement in a manner consistent in all material respects with the final ICX Purchase Price Allocation, which shall be binding upon Purchaser and Seller and their respective Subsidiaries and (ii) not to take any position inconsistent therewith in any Tax Return, Tax filing (including filings required under Sections 1060 and 338 of the Code), audit, refund claim or otherwise.
SECTION 7.06. Refunds and Tax Benefits. Purchaser shall promptly pay to Seller an amount equal to any refund or credit (including any interest paid or credited with respect thereto) received by Purchaser or any of its Affiliates in connection with the Transferred Assets, the Business or ICX (i) relating to Taxable periods ending on or before the Closing Date and, with respect to any Straddle Period, the portion of such period ending on the Closing Date or (ii) attributable to any Tax pre-paid by Seller, or its Affiliates, for Taxable periods, or the portions thereof, ending after the Closing Date. Purchaser shall, if requested, by Seller and at Seller’s expense, cause the relevant entity to file for and obtain any refund or credit which would give rise to a payment under this Section 7.06. Purchaser shall permit Seller to control the prosecution of any such refund claim, and shall cause the relevant entity to authorize by appropriate power of attorney such person as Seller shall designate to represent such entity with respect to such refund claim.
ARTICLE VIII
CONDITIONS TO CLOSING
SECTION 8.01. Conditions to Each Party’s Obligation. The obligation of Purchaser and Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver, at or prior to the Closing, of each of the following conditions:

(a) Governmental Approvals. All applicable waiting periods under the HSR Act and any other material antitrust or trade regulation Laws of any jurisdiction, if applicable to the consummation of the transactions contemplated by this Agreement, shall have expired or been terminated, any applicable extension or agreement entered into pursuant to Section 5.04(e) shall have expired, and all necessary Consents thereunder shall have been received.
(b) No Antitrust Injunction or Statute. No Governmental Order enacted, entered, promulgated, enforced or issued by any Governmental Authority preventing, on antitrust, anti-competition or similar grounds, consummation of the transactions contemplated by this Agreement shall be in effect on the Closing Date, nor shall the granting of any such Governmental Order be the subject of a pending motion or expedited appeal before any court on the Closing Date.
(c) No Other Injunction or Statute. No Governmental Order enacted, entered, promulgated, enforced or issued by any Governmental Authority preventing, on any grounds other than antitrust, anti-competition or similar grounds, consummation of the transactions contemplated by this Agreement shall be in effect on the Closing Date.
SECTION 8.02. Conditions to Obligations of Seller. The obligation of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver, at or prior to the Closing, of each of the following conditions:
(a) Except for any inaccuracy that has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Purchaser to consummate the transactions contemplated by this Agreement or on Seller or any of its Affiliates, each representation and warranty contained in Article IV (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true and correct (i) as of the date of this Agreement and as of the Closing Date as if restated at and as of the Closing Date or (ii) if made as of a date specified therein, as of such date, and Seller shall have received a certificate signed by a senior officer of Purchaser to such effect.
(b) The covenants, obligations and agreements contained in this Agreement to be complied with by Purchaser on or before the Closing shall have been complied with in all material respects, except that Purchaser shall have complied in all respects with its obligations under Article II to be complied with by Purchaser on or before the Closing, and Seller shall have received a certificate signed by a senior officer of Purchaser to such effect.
(c) Each of Purchaser and, if applicable, its wholly owned Subsidiaries shall have executed and delivered to Seller each of the Ancillary Agreements to which it is a party.
SECTION 8.03. Conditions to Obligations of Purchaser. The obligation of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver, at or prior to the Closing, of each of the following conditions:
(a) The representations and warranties in Section 3.06(b) shall be true and correct as of the date of this Agreement and as of the Closing Date as if restated at and as of the Closing Date, the representations and warranties in Section 3.09(c) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if restated at and as of the Closing Date and in the case of each other representation and warranty contained in

Article III, except for any failure to be true and correct that has not had and would not reasonably be expected to have a Material Adverse Effect, such representation or warranty (disregarding all materiality and Material Adverse Effect qualifications contained therein), shall be true and correct (i) as of the date of this Agreement and as of the Closing Date as if restated at and as of the Closing Date or (ii) if made as of a date specified therein, as of such date, and Purchaser shall have received a certificate signed by a senior officer of Seller to such effect.
(b) The covenants, obligations and agreements contained in this Agreement to be complied with by Seller on or before the Closing shall have been complied with in all material respects, except that Seller shall have complied in all respects with its obligations under Article II to be complied with by Seller on or before the Closing, and Purchaser shall have received a certificate signed by a senior officer of Seller to such effect.
(c) Each of Seller and, if applicable, its Subsidiaries shall have executed and delivered to Purchaser each of the Ancillary Agreements to which it is a party.
(d) Seller shall have received and provided to Purchaser each Consent identified on Section 8.03(d) of the Seller Disclosure Schedules.
ARTICLE IX
TERMINATION, AMENDMENT AND WAIVER
SECTION 9.01. Termination. This Agreement may be terminated at any time prior to the Closing (except as limited as to time in the case of paragraph (b) below):
(a) by the mutual written consent of Seller and Purchaser;
(b) by Seller or Purchaser, upon prior written notice to the other party, if the Closing shall not have occurred prior to June 30, 2010 (the “Termination Date”); except that if, as of such date, any one or more of the conditions set forth in Section 8.01(a), 8.01(b) or 8.01(c) shall not have been satisfied but all other conditions set forth in Article VIII shall have been satisfied or, for those conditions intended to be satisfied at the Closing, shall be capable of being satisfied, the Termination Date may be extended once by either party until October 31, 2010, in which case all references to the Termination Date shall be to the Termination Date as so extended;
(c) by Seller, upon prior written notice to Purchaser, in the event a condition set forth in Section 8.01 or Section 8.02 has not been satisfied, is not reasonably capable of being satisfied and has not been waived by Seller, on or prior to the Termination Date; or
(d) by Purchaser, upon prior written notice to Seller, in the event a condition set forth in Section 8.01 or Section 8.03 has not been satisfied, is not reasonably capable of being satisfied and has not been waived by Purchaser, on or prior to the Termination Date.
Notwithstanding anything in this Section 9.01 to the contrary, the right to terminate this Agreement pursuant to paragraphs (b), (c) or (d) above shall not be available to any party whose breach of any provision under this Agreement has been the cause of, or resulted in, the event or condition purportedly giving rise to a right to terminate this Agreement under such paragraph prior to the Closing.

SECTION 9.02. Effect of Termination. In the event of termination of this Agreement in accordance with this Article IX, this Agreement shall be null and void and of no further force and effect, except as set forth in this Section 9.02, Section 9.03 and Article XI (other than Section 11.13), all of which shall survive any such termination, and there shall be no liability or obligation on the part of any party, except with respect to any Losses incurred or suffered by a party that were the result of fraud or intentional breach of this Agreement prior to termination.
SECTION 9.03. Termination Fee.
(a) If this Agreement is terminated by (i) Purchaser pursuant to Section 9.01(d) as a result of either or both of the conditions set forth in Section 8.01(a) or Section 8.01(b) not being satisfied or becoming incapable of being satisfied when all other conditions set forth in Article VIII have been satisfied or, for those conditions intended to be satisfied at the Closing, shall be capable of being satisfied, (ii) Seller pursuant to Section 9.01(c) as a result of (A) a material uncured breach by Purchaser of its obligations under Section 5.04 and/or (B) either or both of the conditions set forth in Section 8.01(a) or Section 8.01(b) not being satisfied or becoming incapable of being satisfied when all other conditions set forth in Article VIII have been satisfied or, for those conditions intended to be satisfied at the Closing, shall be capable of being satisfied or (iii) either Purchaser or Seller pursuant to Section 9.01(b) and, at the time of such termination pursuant to this clause (iii) either or both of the conditions set forth in Section 8.01(a) or Section 8.01(b) shall not have been satisfied but all other conditions set forth in Article VIII shall have been satisfied or, for those conditions intended to be satisfied at the Closing, shall be capable of being satisfied, then Purchaser shall pay to Seller no later than 5:00 p.m. Eastern Time on the fifth (5th) Business Day following such termination a termination fee of $17,500,000 (the “Termination Fee”); provided, however, that for purposes of this Section 9.03(a), a party shall not be entitled to assert that a condition precedent set forth in Article VIII has not been satisfied or has become incapable of being satisfied (and such party therefore shall not be entitled to receive the Termination Fee or shall be required to pay the Termination Fee, as the case may be) if the event or condition causing the condition precedent not to be satisfied is caused by or the result of such party’s bad faith, willful misconduct, gross negligence or material uncured breach of any covenant set forth herein, including without limitation the covenant set forth in Section 5.04(b) as well as any other covenant in Section 5.04.
(b) Each of the parties acknowledges that the agreements contained in this Section 9.03 are an integral part of the transactions contemplated by this Agreement, that the amounts (if any) payable pursuant to Section 9.03(a) are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Seller in the circumstances in which such termination fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, and that, without these agreements, Seller would not enter into this Agreement. Accordingly, if Purchaser fails to timely pay the Termination Fee, when due in accordance with this Section 9.03, and, in order to obtain such payment, Seller commences a suit that results in a judgment against Purchaser for the amounts set forth in this Section 9.03, Purchaser shall pay to Seller its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees and expenses) in connection with such suit.

ARTICLE X
INDEMNIFICATION
SECTION 10.01. Indemnification; Remedies. (a) From and after the Closing, Seller shall indemnify, defend and hold harmless Purchaser from and against all Losses incurred by Purchaser, its Subsidiaries and their respective officers and directors (collectively the “Purchaser Indemnified Persons”) that arise out of:
(i) any inaccuracy in, or breach of, any of Seller’s representations and warranties contained in this Agreement (disregarding, for purposes of calculating damages but not for purposes of assessing whether a breach has occurred, any materiality or “Material Adverse Effect” qualification contained therein);
(ii) any breach by Seller of its covenants contained in this Agreement;
(iii) any Retained Liabilities (other than Losses arising from the Retained Litigation) or Excluded Assets;
(iv) any ICX Excluded Liabilities (other than Losses arising from the Retained Litigation);
(v) the MDG Retained Litigation;
(vi) the Picturemail Retained Litigation to the extent of any such Losses (A) relating to the conduct of the Business by [***] and (B) [***] relating to the conduct of the Business by [***] (it being agreed that for purposes of this clause (vi) and clause (v) of Section 10.01(b) Losses shall not include Losses incurred as a result of any equitable or injunctive relief resulting from a Picturemail Judgment, such Losses being addressed exclusively by Section 5.15(c)); or
(vii) any Other Retained Litigation but only to the extent of Losses relating to the conduct of the Business by Seller or ICX prior to Closing.
(b) From and after the Closing, Purchaser shall indemnify, defend and hold harmless Seller from and against all Losses incurred by Seller, its Subsidiaries and their respective officers and directors (collectively the “Seller Indemnified Persons”) that arise out of:
(i) any inaccuracy in, or breach of, any of Purchaser’s representations and warranties contained in this Agreement;
(ii) any breach by Purchaser of its covenants contained in this Agreement;
(iii) any Assumed Liabilities (other than Losses arising from the Retained Litigation);

***	Confidential material redacted pursuant to a request for confidential treatment and filed separately with the Commission.

(iv) any ICX Assumed Liabilities (other than Losses arising from the Retained Litigation);
(v) the Picturemail Retained Litigation, but only to the extent of [***] of such Losses relating to the conduct of the Business by [***]; or
(vi) any Other Retained Litigation, but only to the extent of Losses relating to the conduct of the Business by Purchaser or ICX after the Closing.
(c) Seller’s and Purchaser’s indemnification obligation under Section 10.01 shall be subject to each of the following limitations:
(i) with respect to indemnification under Section 10.01(a)(i) or solely with respect to covenants required to be performed prior to Closing, Section 10.01(a)(ii), for Losses arising out of or relating to any breaches of any representation or warranty by Seller in this Agreement, such obligation to indemnify shall survive the Closing and terminate on the eighteen-month anniversary of the Closing Date, except for the representations and warranties set forth in (i) Section 3.01 (Organization and Good Standing), Section 3.02 (Authority), Section 3.04 (Capitalization), Section 3.09(c) (Ownership of the Transferred Assets) and Section 3.14 (Brokers), which shall survive indefinitely or until the latest date permitted by law (the “Fundamental Representations”), and (ii) the representations and warranties in Section 3.15 (Taxes), which shall terminate 90 days following the expiration of the applicable statutes of limitation, in each such case unless before such date Purchaser has provided Seller with an applicable Claim Notice;
(ii) there shall be no obligation to indemnify under Section 10.01(a)(i) or solely with respect to covenants required to be performed prior to Closing, Section 10.01(a)(ii) (A) unless the aggregate of all Losses for which Seller, but for this clause (A), would be liable under Section 10.01(a)(i) and solely with respect to covenants required to be performed prior to Closing, Section 10.01(a)(ii) exceeds on a cumulative basis an amount equal to $750,000 (the “Deductible”), and then only to the extent of such excess; or (B) for any amount, once the aggregate indemnification paid by Seller under Section 10.01(a)(i) and solely with respect to covenants performed prior to Closing, Section 10.01(a)(ii) exceeds $17,500,000; provided that the Deductible shall not apply to a breach of any Fundamental Representation or Section 3.12 (Environmental Matters);
(iii) there shall be no obligation to indemnify under Section 10.01(a) to the extent the Loss (A) consists of a liability that was included in the determination of the Final Working Capital, or (B) relates to any breach of representation, warranty, or covenant expressly and specifically waived, in writing, by Purchaser;
(iv) there shall be no obligation to indemnify under Section 10.01(b) to the extent the Loss relates to any breach of representation, warranty, or covenant expressly and specifically waived, in writing, by Seller;

***	Confidential material redacted pursuant to a request for confidential treatment and filed separately with the Commission.

SECTION 10.02. Notice of Claim; Defense.
(a) If (i) any third party or Governmental Authority institutes, threatens or asserts any Action that may give rise to Losses for which a party (an “Indemnifying Party”) may be liable for indemnification under this Article X (a “Third-Party Claim”) or (ii) any Person entitled to indemnification under this Agreement (an “Indemnified Party”) shall have a claim to be indemnified by an Indemnifying Party that does not involve a Third-Party Claim, then the Indemnified Party shall promptly send to the Indemnifying Party a written notice specifying the nature of such claim and a good faith estimate of the amount of all related Losses (a “Claim Notice”). The Indemnifying Party shall be relieved of its indemnification obligations under this Article X only if (and then only to the extent that) it is actually prejudiced by the failure of the Indemnified Parties to provide a timely and adequate Claim Notice.
(b) In the event of a Third-Party Claim, the Indemnifying Party may elect to retain counsel of its choice to represent such Indemnified Parties in connection with such Action and shall pay the fees, charges and disbursements of such counsel so long as the Indemnifying Party notifies the Indemnified Party, within thirty (30) days after the Indemnified Party has given notice of the Third-Party Claim to the Indemnifying Party, that the Indemnifying Party is assuming the defense against (or settlement of) such Third Party Claim and will indemnify the Indemnified Party against such Third Party Claim in its name or, if necessary, in the name of the Indemnified Party in accordance with the terms and limitations of this Article X; provided, that (i) the Indemnified Parties and their counsel shall reasonably cooperate with the Indemnifying Party and its counsel in connection with such Action and (ii) the Indemnifying Party shall not be entitled to assume the conduct and control of such settlement and defense if (A) the claim for indemnification relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation, (B) the Indemnified Party is advised by counsel chosen by it that there are one or more defenses available to the Indemnified Party which the Indemnifying Party has not or cannot assert on behalf of the Indemnified Party, (C) the Indemnifying Party failed or is failing to vigorously prosecute or defend such claim, or (D) a conflict exists with respect to the counsel retained by the Indemnifying Party. The Indemnifying Party shall not settle any such Action without the relevant Indemnified Parties’ prior written consent (which shall not be unreasonably withheld or delayed), unless (1) the sole relief provided is monetary damages that are entirely paid or reimbursed by the Indemnifying Party, (2) there is no finding or admission of any violation of applicable law and (3) such settlement includes an unconditional release from all liability with respect to such claim. Notwithstanding the foregoing, if the Indemnifying Party elects not to retain counsel and assume control of such defense or is otherwise not entitled to do so in accordance with this Section 10.02, then the Indemnified Parties shall assume control of the defense in connection with such Action, and the fees, charges and disbursements of no more than one such counsel per jurisdiction selected by the Indemnified Parties shall be reimbursed by the Indemnifying Party. Under no circumstances will the Indemnifying Party have any liability in connection with any settlement of any Action that is entered into without its prior written consent (which shall not be unreasonably withheld or delayed). The foregoing provisions of this Section 10.02(b) shall not apply to any Third-Party Claim that alleges conduct for which both Seller and Purchaser would be an “Indemnifying Party” under Section 10.01(a)(iii) or (iv) (with respect to Seller) and Section 10.01(b)(iii) or (iv) (with respect to Purchaser). In any such case, each of Seller and Purchaser shall, at its cost and expense, assume and control the defense of the portion of such Third-Party Claim related to conduct for which such party would be so required to provide indemnity.

(c) From and after the delivery of a Claim Notice, at the reasonable request of the Indemnifying Party, each Indemnified Party shall grant the Indemnifying Party and its counsel, experts and representatives reasonable access, during normal business hours, to the books, records, personnel and properties of the Indemnified Party to the extent reasonably related to the Claim Notice at no cost to the Indemnifying Party (other than for reasonable out-of-pocket expenses of the Indemnified Parties).
(d) The provisions of this Section 10.02 are subject to the terms of Section 5.15 and Section 7.04(f).
SECTION 10.03. No Duplication; Exclusive Remedy. (a) Any liability for indemnification hereunder shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a Transferred Asset, an Assumed Liability, an Excluded Asset, a Retained Liability or a Liability relating to the Retained Litigation, or a breach of more than one representation, warranty, covenant or agreement, as applicable.
(b) From and after the Closing, the exclusive remedy of the Indemnified Persons in connection with this Agreement, the Contribution Agreement and the transactions contemplated hereby and thereby (whether under this contract or arising under common law or any other Law) shall be as provided in this Article X; provided, however, that nothing in this Article X shall limit in any way either party’s remedies in respect of intentional fraud by the other party in connection with the transactions contemplated hereby. In addition, nothing in this Section 10.03(b) shall operate to interfere with or impede the operation of the provisions of Section 2.04, Section 5.15, Article VII or the Parties’ right to seek equitable remedies (including specific performance or injunctive relief) to enforce Section 5.03, Section 5.15, Section 5.16 and Section 5.17.
SECTION 10.04. Limitation on Set-off. Neither Purchaser nor Seller shall have any right to set off any unresolved indemnification claim pursuant to this Article X against any payment due pursuant to Article II.
SECTION 10.05. Mitigation. Purchaser and Seller shall cooperate with each other with respect to resolving any claim or liability with respect to which one party is obligated to indemnify the other party under this Article X, including by making reasonable best efforts to mitigate, whether by seeking claims against a third party, an insurer or otherwise.
ARTICLE XI
GENERAL PROVISIONS
SECTION 11.01. Waiver. Either party may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant to this Agreement or (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any failure to assert, or delay in the assertion of, rights under this Agreement shall not constitute a waiver of those rights.

SECTION 11.02. Expenses.
(a) Except as otherwise provided in this Agreement or the Ancillary Agreements, the parties shall bear their respective direct and indirect costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the transactions contemplated hereby.
(b) Unless otherwise indicated, all dollar amounts stated in this Agreement are stated in U.S. currency and all payments required under this Agreement shall be paid in U.S. currency in immediately available funds.
SECTION 11.03. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective Persons at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.03):

If to Seller:

VeriSign, Inc. 21355 Ridgetop Circle Lakeside III Dulles, VA 20166 Attention: General Counsel Fax Number: (703) 450-7326

with copies (which shall not constitute notice) to:

VeriSign, Inc. 487 East Middlefield Road, Building 2 Mountain View, CA 94043 Attention: Kevin Werner Fax Number: (650) 426-3139

and

Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 Attention: Christopher E. Austin Fax Number: (212) 225-3999

If to Purchaser:

Syniverse Holdings, Inc. 8125 Highwoods Palm Way Tampa, FL 33647 Attention: General Counsel Fax Number: (813) 637-5882

with a copy (which shall not constitute notice) to:

Alston & Bird LLP 950 F Street, NW Washington, DC 20004 Attention: David E. Brown, Jr. Fax Number: (202) 654-4945
SECTION 11.04. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
SECTION 11.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any applicable Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not fundamentally changed. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.
SECTION 11.06. Entire Agreement. This Agreement, together with the Ancillary Agreements and the Confidentiality Agreement, constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between Seller and Purchaser with respect to the subject matter hereof.
SECTION 11.07. Assignment. Except as explicitly provided herein, neither party may directly or indirectly transfer any of its rights or delegate any of its obligations hereunder without the prior written consent of the other party; provided, that, following the Closing, Purchaser may assign any of its rights under this Agreement to any Person that succeeds to substantially all of the assets of any Business Component, but no such assignment shall relieve Purchaser of any of its obligations under this Agreement. Any purported transfer or delegation in violation of this Section 11.07 shall be null and void.
SECTION 11.08. No Third-Party Beneficiaries. Except for the rights of Purchaser Indemnified Persons and Seller Indemnified Persons under Article X, this Agreement is for the sole benefit of the parties and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
SECTION 11.09. Amendment. This Agreement may not be amended or modified except by an instrument in writing signed by the parties.
SECTION 11.10. Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a) Any questions, claims, disputes, remedies or Actions arising from or related to this Agreement, and any relief or remedies sought by any parties hereunder, shall be governed exclusively by the laws of the State of New York, without regard to any conflict of laws provisions thereof that would result in the application of the laws of another jurisdiction.
(b) To the fullest extent permitted by applicable Law, each party hereto (i) agrees that any claim, action or proceeding by such party seeking any relief whatsoever arising out of, or in connection with, this Agreement or the transactions contemplated hereby shall be brought only in the United States District Court for the Southern District of New York or any court of the State of New York sitting in the Borough of Manhattan, and not in any other State or Federal court in the United States of America or any court in any other country, (ii) agrees to submit to the exclusive jurisdiction of such courts located in New York, New York for purposes of all legal proceedings arising out of, or in connection with, this Agreement or the transactions contemplated hereby, (iii) waives and agrees not to assert any objection that it may now or hereafter have to the laying of the venue of any such Action brought in such a court or any claim that any such Action brought in such a court has been brought in an inconvenient forum, (iv) agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 11.03 or any other manner as may be permitted by Law shall be valid and sufficient service thereof, and (v) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. The preceding sentence shall not limit the jurisdiction of the Accounting Arbitrator set forth in Section 2.04, although claims described in the preceding sentence may be asserted in such courts for purposes of enforcing the jurisdiction and judgments of the Accounting Arbitrator.
(c) Each party hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of, under or in connection with this Agreement, any Ancillary Agreement or any transaction contemplated hereby or thereby. Each party (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the Ancillary Agreements, as applicable, by, among other things, the mutual waivers and certifications in this Section 11.10.
SECTION 11.11. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall be as effective as delivery of a manually executed counterpart of this Agreement.
SECTION 11.12. No Presumption. The parties to this Agreement agree that this Agreement was negotiated fairly between them at arm’s length and that the final terms of this Agreement are the product of the parties’ negotiations. Each party represents and warrants that it has sought and received experienced legal counsel of its own choosing with regard to the contents of this Agreement and the rights and obligations affected hereby. The parties agree that this Agreement shall be deemed to have been jointly and equally drafted by them, and that the provisions of this Agreement therefore should not be construed against a party or parties on the grounds that the party or parties drafted or was more responsible for drafting the provisions.
SECTION 11.13. Availability of Equitable Relief. The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with the terms hereof. Accordingly in the event of any breach or threatened breach by a party of its obligations under this Agreement, the affected party shall be entitled to equitable relief (including specific performance of the terms hereof) without prejudice to any other rights or remedies that may otherwise be available to such other party.
SECTION 11.14. Time of Essence. Each of the parties hereto hereby agrees that, with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.
SECTION 11.15. Construction of Agreements. Notwithstanding any other provisions in this Agreement to the contrary, in the event and to the extent that there shall be a conflict between the provisions of this Agreement and the provisions of any Ancillary Agreement entered into by Seller and Purchaser pursuant to this Agreement, the provisions of this Agreement shall control (unless the Ancillary Agreement explicitly provides otherwise).

IN WITNESS WHEREOF, Seller, Seller Subsidiaries and Purchaser have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SYNIVERSE HOLDINGS, INC.
By:	/s/ Tony G. Holcombe
	Name:	Tony G. Holcombe
	Title:	President and Chief Executive Officer

VERISIGN, INC.
By:	/s/ Kevin A. Werner
	Name:	Kevin A. Werner
	Title:	SVP Corp. Dev. & Strategy

VERISIGN S.À.R.L.
By:	/s/ Kevin A. Werner
	Name:	Kevin A. Werner
Title:

VERISIGN DO BRASIL SERVIÇOS PARA INTERNET LTDA
By:	/s/ Kevin A. Werner
	Name:	Kevin A. Werner
Title:

VERISIGN DIGITAL SERVICES TECHNOLOGY (CHINA) CO., LTD.
By:	/s/ Kevin A. Werner
	Name:	Kevin A. Werner
Title:

Signature Page — Acquisition Agreement

VERISIGN SERVICES INDIA PRIVATE LIMITED
By:	/s/ Kevin A. Werner
	Name:	Kevin A. Werner
Title:

Signature Page — Acquisition Agreement